

# Severn Bancorp, Inc.



P.E. 12-31-04 AR/S

## 2004
## Annual Report

PROCESSED
MAR 3 0 2005
THOMSON FINANCIAL

March 21, 2005

Dear Severn Bancorp, Inc. Shareholders:

Our company continued to perform well in 2004. The local real estate market remains robust, which has fueled our ability to originate a high volume of loans. We grew our assets to over $700 million from $540 million as of December 31, 2003. Most importantly, earnings continued to increase, from $1.34 per share in 2003 to $1.56 per share in 2004, which is over a 16% increase.

We are excited about the construction of our headquarters building at Westgate Circle in Annapolis, Maryland. This will be a five-story building with retail on the first floor, consisting of approximately 82,000 square feet of space. The project is well under way and we anticipate completion in the spring of 2006.

This past year we opened our third bank branch at 3083 Solomons Island Road in Edgewater, Maryland. It has been well received by our depositors.

2005 and beyond will be interesting as we observe whether interest rate increases will impact the real estate lending climate.

We continue to believe that our specialty of offering attractive rates on money market accounts and certificates of deposit coupled with our mortgage lending expertise will allow the company to grow in a profitable fashion. Your management will continue to strive to add value to this company.

Sincerely,



Alan J. Hyatt
President

## Severn Bancorp Financial Highlights

(dollars in thousands, except per share data)

| | **2004** | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| Balance Sheet Data: | | | | | |
| Total assets | **$703,616** | $540,471 | $458,415 | $366,890 | $293,230 |
| Total loans, net | **656,967** | 506,026 | 418,825 | 342,641 | 274,652 |
| Total nonperforming assets | **939** | 469 | 1,982 | 2,413 | 1,490 |
| Deposits | **527,413** | 419,726 | 377,925 | 286,918 | 229,312 |
| Stockholders' equity | **60,154** | 48,970 | 39,181 | 30,831 | 21,329 |
| Net income | **12,931** | 11,329 | 8,948 | 5,256 | 3,945 |
| Per Share Data * | | | | | |
| Net income per common share: | | | | | |
| Basic earnings | **$1.56** | $1.34 | $1.06 | $0.69 | $0.58 |
| Diluted earnings | **1.56** | 1.33 | 1.06 | 0.69 | 0.56 |
| Book value | **7.23** | 5.89 | 4.73 | 3.80 | 3.29 |
| Common stock cash dividends | **0.21** | 0.17 | 0.12 | 0.10 | 0.09 |
| Performance ratios: | | | | | |
| Return on average assets | **2.02%** | 2.23% | 2.14% | 1.55% | 1.47% |
| Return on average equity | **23.56%** | 25.22% | 25.58% | 20.22% | 20.04% |
| Efficiency ratio | **33.37%** | 32.69% | 35.59% | 41.27% | 43.40% |

**retroactively adjusted to reflect two-for-one stock split declared November 17, 2004 effective for shares outstanding December 15, 2004, and three-for-one stock split declared February 19, 2002 and effective for shares outstanding as of March 1, 2002.*


TOTAL ASSETS
($ IN MILLIONS)
800
700
600
500
400
300
200
100
0
'00 '01 '02 '03 '04


DEPOSITS
($ IN MILLIONS)
500
400
300
200
100
0
'00 '01 '02 '03 '04


NET INCOME
($ IN THOUSANDS)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
'00 '01 '02 '03 '04


ANNUAL DIVIDEND
PER SHARE
$0.35
$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
'00 '01 '02 '03 '04


DILUTED EARNINGS
PER SHARE
$2.80
$2.40
$2.00
$1.60
$1.20
$0.80
$0.40
$0.00
'00 '01 '02 '03 '04

Severn Bancorp, Inc.
Financial Highlights
(dollars in thousands, except per share information)

| | As of December 31, | | | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2001 | 2000 |
| Balance Sheet Data: | | | | | |
| Total assets | $703,616 | $540,471 | $458,415 | $366,890 | $293,230 |
| Total loans, net (including loans held for sale) | 656,967 | 506,026 | 418,825 | 342,641 | 274,652 |
| Total non-performing assets | 939 | 469 | 1,982 | 2,413 | 1,490 |
| Deposits | 527,413 | 419,726 | 377,925 | 286,918 | 229,312 |
| Short-term borrowings | - | 6,000 | - | 17,000 | 18,000 |
| Long-term borrowings | 89,000 | 59,000 | 34,000 | 25,000 | 16,000 |
| Subordinated debentures | 20,619 | - | - | - | - |
| Stockholders' equity | 60,154 | 48,970 | 39,181 | 30,831 | 21,329 |
| Book value per share* | 7.23 | 5.89 | 4.73 | 3.80 | 3.29 |

| | For the Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2001 | 2000 |
| Operations Data: | | | | | |
| Net interest income | $29,988 | $24,746 | $19,603 | $13,395 | $10,884 |
| Net interest income after provision for loan losses | 28,788 | 23,846 | 18,933 | 12,687 | 10,293 |
| Non-interest income | 3,612 | 4,674 | 4,133 | 2,570 | 1,439 |
| Non-interest expense | 11,211 | 9,616 | 8,447 | 6,588 | 5,348 |
| Net income | 12,931 | 11,329 | 8,948 | 5,256 | 3,945 |
| Basic earnings per share * | 1.56 | 1.34 | 1.06 | 0.69 | 0.58 |
| Diluted earnings per share * | 1.56 | 1.33 | 1.06 | 0.69 | 0.56 |
| Common Stock Cash dividends declared per share* | 0.21 | 0.17 | 0.12 | 0.10 | 0.09 |
| Common Stock dividends declared per share to diluted earnings per share * | 13.46% | 12.73% | 11.27% | 13.87% | 15.18% |
| Weighted number of shares outstanding basic * | 8,318,184 | 8,293,132 | 8,184,376 | 7,294,902 | 6,475,776 |
| Weighted number of shares outstanding diluted * | 8,318,184 | 8,314,604 | 8,206,446 | 7,366,692 | 6,661,830 |
| Performance Ratios: | | | | | |
| Return on average assets | 2.02% | 2.23% | 2.14% | 1.55% | 1.47% |
| Return on average equity | 23.56% | 25.22% | 25.58% | 20.22% | 20.04% |
| Interest rate spread | 4.60% | 4.77% | 4.59% | 3.65% | 3.75% |
| Net interest margin | 4.81% | 4.99% | 4.86% | 4.05% | 4.17% |
| Non-interest expense to average assets | 1.75% | 1.89% | 2.02% | 1.95% | 2.00% |
| Efficiency ratio | 33.37% | 32.69% | 35.59% | 41.27% | 43.40% |

* Retroactively adjusted to reflect two-for-one stock split declared November 17, 2004 effective for shares outstanding December 15, 2004, and three-for-one stock split declared February 19, 2002 and effective for shares outstanding as of March 1, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form 10-K

For Annual and Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2004.
or
[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from _______ to _______

Commission File Number **0-49731**

## SEVERN BANCORP, INC.
(Exact name of registrant as specified in its charter)

| **MARYLAND** | **52-1726127** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification Number) |
| **1919 A West Street, Annapolis, Maryland** | **21401** |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: **(410) 268-4554**
Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act

**Common Stock, par value $.01 per share**
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No _.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy information statements incorporated by reference in Part III of this Form 10-K or any amendment to this form 10-K. **[X ]**

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes [ ] No [ **X**]

The aggregate market value of the voting stock held by non-affiliates of the registrant, based on the closing sale price of the registrant's common stock on June 30, 2004 was $52,517,827 ($27.86 per share based on shares of common stock outstanding at June 30, 2004). As of March 1, 2005, there were issued and outstanding 8,318,184 shares of the registrant's common stock.

**Documents Incorporated by Reference:** Portions of the definitive Proxy Statement in connection with the Annual Meeting of Shareholders for the Fiscal Year Ended December 31, 2004 (Part III).

[This page left blank intentionally]

## Table of Contents

## SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Severn Bancorp, Inc. ("Bancorp") may from time to time make written or oral "forward-looking statements", including statements contained in Bancorp's filings with the Securities and Exchange Commission (including this Annual Report on Form 10-K and the exhibits thereto), in its reports to stockholders and in other communications by Bancorp, which are made in good faith by Bancorp pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Bancorp operations and actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences include, but are not limited to, changes in the economy and interest rates in the nation and Bancorp's general market area. The forward-looking statements contained herein include, but are not limited to, those with respect to management's determination of the amount of loan loss allowance; the effect of changes in interest rates; and changes in deposit insurance premiums.

# PART I

## Item 1. Business

### Investment Considerations

In analyzing whether to make or to continue an investment in the Company, investors should consider, among other factors, the following:

**Economic Conditions and Related Uncertainties.** The thrift industry is affected, directly and indirectly, by local, domestic, and international economic and political conditions, and by governmental monetary and fiscal policies. Conditions such as inflation, recession, unemployment, volatile interest rates, tight money supply, real estate values, international conflicts and other factors beyond the Company's control may adversely affect the potential profitability of the Company. Any future rises in interest rates, while increasing the income yield on the Company's earnings assets, may adversely affect loan demand and the cost of funds and, consequently, the profitability of the Company. Any future decreases in interest rates may adversely affect the Company's profitability because such decreases may reduce the amounts that the Company may earn on its assets. Economic downturns could result in the delinquency of outstanding loans. Management does not expect any one particular factor to materially affect the Company's results of operations. However, downtrends in several areas, including real estate, construction and consumer spending, could have a material adverse impact on the Company's ability to remain profitable.

**Effect of Interest Rates on Severn Savings Bank and the Company.** The operations of financial institutions such as the Company are dependent to a large degree on net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. An institution's net interest income is significantly affected by market rates of interest that in turn are affected by prevailing economic conditions, by the fiscal and monetary policies of the federal government and by the policies of various regulatory agencies Like all financial institutions, the Company's balance sheet is affected by fluctuations in interest rates. Volatility in interest rates can also result in disintermediation, which is the flow of funds away from financial institutions into direct investments, such as US Government and corporate securities and other investment vehicles, including mutual funds, which, because of the absence of federal insurance premiums and reserve requirements, generally pay higher rates of return than financial institutions.

**Federal and State Government Regulations.** The operations of the Company and Severn Savings Bank (the "Bank") are heavily regulated and will be affected by present and future legislation and by the policies established from time to time by various federal and state regulatory authorities. In particular, the monetary policies of the Federal Reserve Board have had a significant effect on the operating results of banks in the past, and are expected to continue to do so in the future. Among the instruments of monetary policy used by the Federal Reserve Board (the "FRB") to implement its objectives are changes in the discount rate charged on bank borrowings and changes in the reserve requirements on bank deposits. It is not possible to predict what changes, if any, will be made to the monetary polices of the FRB or to existing federal and state legislation or the effect that such changes may have on the future business and earnings prospects of the Company.

During the past several years, significant legislative attention has been focused on the regulation and deregulation of the financial services industry. Non-bank financial institutions, such as securities brokerage firms, insurance companies and money market funds, have been permitted to engage in activities that compete directly with traditional bank business.

**Competition.** The Company faces strong competition from other thrifts, banks, savings institutions and other financial institutions that have branch offices or otherwise operate in the Company's market area, as well as many other companies now offering a range of financial services. Many of these competitors have substantially greater financial resources and larger branch systems than the Company. In addition, many of the Bank's competitors have higher legal lending limits than does the Bank. Particularly intense competition exists for sources of funds including savings and retail time deposits and for loans, deposits and other services that the Bank offers.

**Allowance for Loan Losses.** The Company has established an allowance for loan losses which management believes to be adequate to offset probable losses on the Company's existing loans. However, there is no precise method of estimating loan losses. There can be no assurance that any future declines in real estate market conditions, general economic conditions or changes in regulatory policies will not require the Company to increase its allowance for loan losses.

**Dividends.** While the Board of Directors expects to continue its policy of regular quarterly dividend payments, this dividend policy will be reviewed periodically in light of future earnings, regulatory restrictions and other considerations. No assurance can be given, therefore, that cash dividends on common stock will be paid in the future.

**Stock Not an Insured Deposit.** Investments in the shares of the Company's Common Stock are not deposits insured against loss by the FDIC or any other entity.

## General

Severn Bancorp, Inc. (the "Company" or "Bancorp") is a savings and loan holding company chartered in the state of Maryland in 1990. It conducts business through three subsidiaries: The Bank, its principal subsidiary; Louis Hyatt, Inc. ("HRE"), t/a Hyatt Commercial (formerly Hyatt Real Estate), a commercial real estate brokerage and property management company; and SBI Mortgage Company, which has held mortgages that do not meet the underwriting criteria of the Bank, and is the parent company of Crownsville Development Corporation, t/a Annapolis Equity Group, which acquires real estate for syndication and investment purposes.

On December 17, 2004, the Company acquired all the common stock of newly formed Severn Capital Trust I, a Delaware business trust. Severn Capital Trust I issued $20,000,000 of trust preferred securities in a private placement pursuant to an applicable exemption from registration. The Company irrevocably and unconditionally guarantees the trust preferred securities. The proceeds of the trust preferred securities has been used to purchase subordinated debentures of the Company.

The Bank has three branches in Anne Arundel County, Maryland, which offer a full range of deposit products, and originates mortgages in its primary market of Anne Arundel County, Maryland and, to a lesser extent, in other parts of Maryland, Delaware and Northern Virginia.

As of December 31, 2004, Bancorp had total assets of $703,616,000, total deposits of $527,413,000, and stockholders' equity of $60,154,000. Net income of Bancorp for the year ended December 31, 2004 was $12,931,000, of which $12,800,000 was net income of the Bank.

Bancorp's internet address is www.severnbank.com. Bancorp makes available free of charge on www.severnbank.com its annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after it electronically files such material with, or furnish it to, the SEC.

In addition, we will provide, at no cost, paper or electronic copies of our reports and other filings made with the SEC. Requests should be directed to:

S. Scott Kirkley<br>
Senior Vice President<br>
Severn Bancorp, Inc.<br>
1919A West Street<br>
Annapolis, Maryland 21401

The information on the website listed above, is not and should not be considered part of this Annual Report on Form 10-K and is not incorporated by reference in this document. This website is and is only intended to be an inactive textual reference.

**Business of the Bank**

The Bank was organized in 1946 in Baltimore, Maryland as Pompei Permanent Building and Loan Association. It relocated to Annapolis, Maryland in 1980 and its name was changed to Severn Savings Association. Subsequently, the Bank obtained a federal charter and changed its name to Severn Savings Bank, FSB. The Bank operates three full-service branch offices, one administrative office and one accounting and servicing office. The Bank operates as a federally chartered savings bank whose principal business is attracting deposits from the general public and investing those funds in mortgage loans. The Bank also uses advances, or loans from the Federal Home Loan Bank of Atlanta, to fund its mortgage activities. The Bank's revenues are derived principally from interest earned on mortgage loans, fees charged in connection with the loans and banking services, and gains realized from the sale of mortgage loans. The Bank's primary sources of funds are deposits, advances from the Federal Home Loan Bank of Atlanta, principal amortization and prepayment of its loans. The principal executive offices of the Bank are maintained at 1919 A West Street, Annapolis Maryland, 21401. Its telephone number is 410-268-4554 and its e-mail address is mailman@severnbank.com.

In addition to its deposit and lending activities, the Bank offers title insurance and real estate settlement services through its wholly owned subsidiary, Homeowner's Title and Escrow Corporation ("Homeowner's").

As of December 31, 2004, the Bank owned all of the Common Stock of Severn Preferred Capital Corporation ("Severn Capital"). On December 22, 2004, the Bank announced it was liquidating Severn Capital and redeeming the shares at $20 per share on January 31, 2005. Severn Capital was a real estate investment trust that issued and had outstanding 200,002 shares of Series A Preferred Stock. The preferred stock had an aggregate outstanding balance of $4,000,040 at December 31, 2004, which qualified as regulatory capital of the Bank. The Series A Preferred Stock paid a 9% annual non-cumulative dividend. On January 31, 2005, the Bank liquidated Severn Capital and redeemed the shares at $20 per share.

**The Thrift Industry**

Thrift institutions are financial intermediaries which historically have accepted savings deposits from the general public and, to a lesser extent, borrowed funds from outside sources and invested those deposits and funds primarily in loans secured by first mortgage liens on residential and other types of real estate. Such institutions may also invest their funds in various types of short- and long-term securities. The deposits of thrift institutions are insured by the Savings Association Insurance Fund ("SAIF") as administered by the FDIC, and these institutions are subject to extensive regulations. These regulations govern, among other things, the lending and other investment powers of thrift institutions, including the terms of mortgage instruments these institutions are permitted to utilize, the types of deposits they are permitted to accept, and reserve requirements.

The operations of thrift institutions, including those of the Bank, are significantly affected by general economic conditions and by related monetary and fiscal policies of the federal government and regulations and policies of financial institution regulatory authorities, including the Board of Governors of the Federal Reserve System (the "FRB") and the Office of Thrift Supervision ("OTS"). Lending activities are influenced by a number of factors including the demand for housing, conditions in the construction industry, and availability of funds. Sources of funds for lending activities include savings deposits, loan principal payments, proceeds from sales of loans, and borrowings from the Federal Home Loan Bank and other sources. Savings flows at thrift institutions such as the Bank are influenced by a number of factors including interest rates on competing investments and levels of personal income.

## Earnings

The Bank's earnings depend primarily on the difference between income from interest-earning assets such as loans and investments, and interest paid on interest-bearing liabilities such as deposits and borrowings. The Bank typically engages in long-term mortgage lending at fixed rates of interest, generally for periods of up to 30 years, while accepting deposits for considerably shorter periods. However, many of the Bank's long-term fixed-rate loans are sold in the secondary market, resulting in gains on the sale of such loans by the Bank.

Generally, rapidly rising interest rates cause the cost of interest-bearing liabilities to increase more rapidly than yields on interest-earning assets, thereby adversely affecting the earnings of many thrift institutions. While the industry has received expanded lending and borrowing powers in recent years permitting different types of investments and mortgage loans, including those with floating or adjustable rates and those with shorter terms, earnings and operations are still highly influenced by levels of interest rates and financial market conditions and by substantial investments in long-term mortgage loans.

## Competition

The Annapolis, Maryland area has a high density of financial institutions, many of which are significantly larger and have greater financial resources than the Bank, and all of which are competitors of the Bank to varying degrees. The Bank's competition for loans comes primarily from savings and loan associations, savings banks, mortgage banking companies, insurance companies, and commercial banks. Its most direct competition for deposits has historically come from savings and loan associations, savings banks, commercial banks, and credit unions. The Bank faces additional competition for deposits from short-term money market funds and other corporate and government securities funds. The Bank also faces increased competition for deposits from other financial institutions such as brokerage firms and insurance companies. The Bank is a community-oriented financial institution serving its market area with a wide selection of mortgage loans. Management considers the Bank's reputation for financial strength and customer service as its major competitive advantage in attracting and retaining customers in its market area. The Bank also believes it benefits from its community orientation.

## Net Interest Income

Net interest income increases during periods when the spread between the Bank's weighted average rate at which new loans are originated and the weighted average cost of interest-bearing liabilities widens. Market factors such as interest rates, competition, consumer preferences, the supply of and demand for housing, and the availability of funds affect the Bank's ability to originate loans.

The Bank has supplemented its interest income through purchases of investments when appropriate. This activity generates positive interest rate spreads on large principal balances with minimal administrative expense.

## Interest Rate and Volume of Interest-Related Assets and Liabilities

Both changes in rate and changes in the composition of the Bank's interest-earning assets and interest-bearing liabilities can have a significant effect on net interest income.

For information regarding the total dollar amount of interest income from interest-earning assets, the average yields, the amount of interest expense from interest-bearing liabilities and the average rate, net interest income, interest rate spread, and the net yield on interest-earning assets, refer to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations".

For information concerning the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Bank's interest income and expense during the fiscal years ending December 31, 2004 and 2003, refer to Item 6, "Selected Financial Data - Rate Volume Table" .

## Market Area

The Bank's market area for deposit gathering is primarily Anne Arundel County, Maryland and nearby areas, due to its three branch locations, all located in Anne Arundel County. The principal business of the Bank is attracting deposits from the general public and investing those deposits, together with other funds, in mortgage and consumer loans, mortgage-backed securities and investment securities. The Bank's revenues are derived principally from interest earned on mortgage, consumer and other loans, fees charged in connection with loans and banking services, interest and dividends earned on other investments. The Bank's primary sources of funds are deposits and loan interest, principal amortization and prepayments.

The primary focus of the Bank's lending activities has been on first mortgage loans secured by real estate for the purpose of purchasing, refinancing, developing and constructing one-to-four family residences and commercial properties in and near Anne Arundel County, Maryland. The Bank does originate mortgage loans throughout the state of Maryland, Northern Virginia and Delaware. The Bank is an active participant in the secondary market and sells substantially all fixed-rate long-term mortgages that it originates.

## Loan Portfolio Composition

The following table sets forth the composition of the Bank's loan portfolios by type of loan at the dates indicated. The table includes a reconciliation of total net loans receivable, including loans held for sale, after consideration of undisbursed portion of loans, deferred loan fees and discounts, and allowances for losses on loans.

| | 2004 | | 2003 | | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Amount | Percent | Amount | Percent | Amount | Percent | Amount | Percent | Amount | Percent |
| | | | | | (dollars in thousands) | | | | | |
| Residential mortgage | $215,767 | 27.30% | $187,498 | 30.83% | $142,342 | 28.87% | $129,778 | 31.66% | $120,775 | 36.85% |
| Construction, land acquisition and development | 343,101 | 43.42% | 240,757 | 39.58% | 191,196 | 38.77% | 163,849 | 39.98% | 117,325 | 35.80% |
| Land | 33,419 | 4.23% | 25,820 | 4.25% | 20,109 | 4.08% | 16,895 | 4.12% | 11,390 | 3.48% |
| Lines of credit | 29,096 | 3.68% | 19,581 | 3.22% | 12,472 | 2.53% | 8,776 | 2.14% | 9,486 | 2.89% |
| Commercial real estate | 127,768 | 16.17% | 106,823 | 17.56% | 90,862 | 18.43% | 68,599 | 16.74% | 50,932 | 15.54% |
| Commercial non-real estate | 3,859 | 0.49% | 3,813 | 0.63% | 3,445 | 0.70% | 3,393 | 0.83% | 5,235 | 1.60% |
| Home equity | 28,101 | 3.56% | 18,391 | 3.02% | 11,197 | 2.27% | 7,834 | 1.91% | 5,318 | 1.62% |
| Consumer | 2,489 | 0.31% | 2,364 | 0.39% | 3,979 | 0.81% | 3,220 | 0.79% | 3,110 | 0.95% |
| Loans held for sale | 6,654 | 0.84% | 3,175 | 0.52% | 17,481 | 3.54% | 7,499 | 1.83% | 4,169 | 1.27% |
| Total gross loans | 790,254 | 100.00% | 608,222 | 100.00% | 493,083 | 100.00% | 409,843 | 100.00% | 327,740 | 100.00% |
| Unearned fees, premiums & discounts, net | (4,157) | | (3,344) | | (2,674) | | (2,164) | | (2,149) | |
| Loans in process | (123,195) | | (94,020) | | (67,593) | | (61,685) | | (48,211) | |
| Allowance for loan losses | (5,935) | | (4,832) | | (3,991) | | (3,353) | | (2,728) | |
| Total loans net | $656,967 | | $506,026 | | $418,825 | | $342,641 | | $274,652 | |

## Lending Activities

### General

The Bank originates mortgage loans of all types, including residential, residential-construction, commercial-construction, commercial and land and residential lot loans. To a lesser extent, the Bank also originates non-mortgage loans, which include consumer, business and commercial loans. These loans constitute a small part of the Bank's portfolio.

The Bank originated $336,648,000 and $320,902,000 of mortgage loans for the years ending December 31, 2004 and 2003, respectively.

### Loan Origination Procedures

The following table contains information on the activity of the Bank's loans held for sale and its loans held for investment in its portfolio:

| | For the Years ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| | (dollars in thousands) | | |
| Held for Sale: | | | |
| Beginning balance | $3,175 | $17,481 | $7,499 |
| Originations | 74,370 | 119,660 | 110,565 |
| Net sales | (70,873) | (133,872) | (100,535) |
| Other | (18) | (94) | (48) |
| Ending balance | $6,654 | $3,175 | $17,481 |
| Held for investment: | | | |
| Beginning balance | $605,047 | $475,602 | $402,345 |
| Originations and purchases | 262,278 | 201,242 | 233,222 |
| Repayments/payoffs | (83,725) | (71,797) | (159,965) |
| Ending balance | $783,600 | $605,047 | $475,602 |

The Bank originates residential mortgage loans that are intended for sale in the secondary market as well as loans that are to be held in the Bank's investment portfolio. Loans sold in the secondary market are primarily sold to investors with which the Bank maintains a correspondent relationship. These loans are made in conformity with standard underwriting criteria to assure maximum eligibility for possible resale in the secondary market, and are approved either by the Bank's underwriter or the correspondent's underwriter. Loans considered for the Bank's portfolio are approved by the Bank's loan committee, which is comprised of the Executive Vice President and the Senior Vice President. Meetings of the loan committee are open to attendance by any member of the Bank's Board of Directors who wishes to attend. The loan committee reports to and consults with the Board of Directors in interpreting and applying the Bank's lending policy.

Loans that are sold are typically long-term (15 or more years) loans with fixed interest rates eligible for resale in the secondary market. Loans retained for the Bank's portfolio include construction loans, commercial loans and loans that periodically reprice or mature prior to the end of an amortized term. Loans are generally sold with servicing released. However, as of December 31, 2004, the Bank was servicing $1,812,000 in loans for Federal Home Loan Mortgage Corporation ("FHLMC") and $21,551,000 in loans for other investors.

The following table contains information, as of December 31, 2004, on the percentage of fixed-rate single-family loans serviced for others by the Bank, by interest rate category.

| Coupon range | Percentage of Portfolio |
|---|---|
| Less than 5.00% | 52.6% |
| 5.01 – 6.00% | 0.0% |
| 6.01 – 7.00% | 6.5% |
| 7.01 – 8.00% | 25.4% |
| Over 8.00% | 15.5% |
| | 100.0% |

The Bank's mortgage loan approval process is intended to assess the borrower's ability to repay the loan, the viability of the loan, and the adequacy of the value of the property that will secure the loan. The authority of the loan committee to approve loans is established by the Board of Directors and currently is commensurate with the Bank's limitation on loans to one borrower. The Bank's maximum amount of loans to one borrower currently is equal to 15% of the Bank's unimpaired capital, or $11,036,000 as of December 31, 2004. Loans greater than this amount require participation by one or more additional lenders. Letters of credit are subject to the same limitations as direct loans. The Bank utilizes independent qualified appraisers approved by the Board of Directors to appraise the properties securing its loans and requires title insurance or title opinions so as to insure that the Bank has a valid lien on the mortgaged real estate. The Bank requires borrowers to maintain fire and casualty insurance on its secured properties.

The procedure for approval of construction loans is the same for residential mortgage loans, except that the appraiser evaluates the building plans, construction specifications, and estimates of construction costs. The Bank also evaluates the feasibility of the proposed construction project and the experience and track record of the developer. In addition, all construction loans generally require a commitment from a third-party lender or from the Bank for a permanent long-term loan to replace the construction loan upon completion of construction.

**Commercial Real Estate Loans**

At December 31, 2004, the Bank's commercial real estate loan portfolio totaled $127,768,000, or 16.2% of the Bank's total loan portfolio. All of the Bank's commercial loans are secured by improved property such as office buildings, retail strip shopping centers, industrial condominium units and other small businesses most of which are located in the Bank's primary lending area. The largest commercial real estate loan outstanding at December 31, 2004 was a $4,369,000 loan secured by mobile home parks in Hubert, North Carolina and California, Maryland and commercial land in California, Maryland. This loan has consistently performed in accordance with the terms of the debt instrument.

Loans secured by commercial real estate properties generally involve a greater degree of risk than residential mortgage loans. Because payments on loans secured by commercial real estate properties are often dependent on the successful operation or management of the properties, repayment of these loans may be subject to a greater extent to adverse conditions in the real estate market or the economy.

## Construction Loans

The Bank originates loans to finance the construction of one-to-four family dwellings, and to a lesser extent, commercial real estate. It also originates loans for the acquisition and development of unimproved property to be used for residential and/or commercial purposes in cases where the Bank is to provide the construction funds to improve the properties. As of December 31, 2004, the Bank had 656 construction loans outstanding in the gross aggregate amount of $343,101,000, representing 43.4% of its loan portfolio, of which $123,195,000 was unadvanced.

Construction loan amounts are based on the appraised value of the property and, for builder loans, a feasibility study as to the potential marketability and profitability of the project. Construction loans generally have terms of up to one year, with reasonable extensions as needed, and typically have interest rates that float monthly at margins typically ranging ½ percent to 2 percent above the prime rate. In addition to builders' projects, the Bank finances the construction of single family, owner-occupied houses where qualified contractors are involved and on the basis of strict written underwriting and construction loan guidelines. Construction loans are structured either to be converted to permanent loans with the Bank upon the expiration of the construction phase or to be paid off by financing from another financial institution.

Construction loans afford the Bank the opportunity to increase the interest rate sensitivity of its loan portfolio and to receive yields higher than those obtainable on loans secured by existing residential properties. These higher yields correspond to the higher risks associated with construction lending. Construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of the project under construction that is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to value accurately the total funds required to complete a project and the related loan-to-value ratio. As a result, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the ultimate success of the project rather than the ability of the borrower or guarantor to repay principal and interest. If the Bank is forced to foreclose on a project prior to or at completion, due to a default, there can be no assurance that the Bank will be able to recover all of the unpaid balance of the loan as well as related foreclosure and holding costs. In addition, the Bank may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time. The Bank has attempted to address these risks through its underwriting procedures and its limited amount of construction lending on multi-family and commercial real estate properties.

It is the policy of the Bank to conduct physical inspections of each property secured by a construction or rehabilitation loan for the purpose of reporting upon the progress of the construction of improvements. These inspections, referred to as "construction draw inspections," are to be performed at the time of a request for an advance of construction funds. If no construction advance has been requested, an inspection is made by a fee inspector or senior officer of the institution on the subject property at least quarterly.

## Multi-Family Lending

The Bank occasionally originates multi-family loans with terms up to 30 years, but with rate adjustments or balloon payments generally at three to five years. These loans are generally made in amounts up to 75% of the appraised value of the secured property. In making these loans, the Bank bases its underwriting decision primarily on the net operating income generated by the real estate to support the debt service, the financial resources and income level of the borrower, the borrower's experience in owning or managing similar property, the marketability of the property and the Bank's lending experience with the borrower. The Bank also typically receives a personal guarantee from the borrower. As of December 31, 2004, $2,668,000, or 0.3% of the Bank's total loan portfolio, consisted of multi-family residential loans.

## Land and Residential Building Lots

Land loans include loans to developers for the development of residential subdivisions and loans on unimproved lots primarily to individuals. At December 31, 2004 the Bank had outstanding land and residential building lot loans totaling $67,509,000, or 8.5% of the Bank's total loan portfolio. The largest of these loans is for $4,680,000, is secured by residentially zoned land in Ocean View, Delaware, and has performed in accordance with the terms of the debt instrument. Land development loans typically are short-term loans; the duration of these loans is typically not greater than three years. The interest rate on land loans is generally at least 1% or 2% over the prime rate. The loan-to-value ratio generally does not exceed 75%. Loans typically are made to customers of the Bank and developers and contractors with whom the Bank has had previous lending experience. In addition to the customary requirements for this type loan, the Bank may also require a clean Phase I environmental study and feasibility study to determine the profit potential of the development.

## Consumer and Other Loans

The Bank also offers other loans, primarily business and commercial loans. These are loans to businesses not secured by real estate although they may be secured by equipment, securities, or other collateral. They constitute a relatively small part of the Bank's business, and typically are offered to customers with long-standing relationships with the Bank. At December 31, 2004, $9,354,000, or 1.2%, of the loan portfolio consisted of business and commercial loans. In addition, approximately 0.2% of the loan portfolio is in consumer loans.

## Loan Portfolio Cash Flows

The following table sets forth the estimated maturity of the Bank's loan portfolios by type of loan at December 31, 2004. The estimated maturity reflects contractual terms at December 31, 2004. Contractual principal repayments of loans do not necessarily reflect the actual term of the Bank's loan portfolios. The average life of mortgage loans is substantially less than their contractual terms because of loan prepayments and because of enforcement of "due on sale" clauses. The average life of mortgage loans tends to increase, however, when current mortgage loan rates substantially exceed rates on existing mortgage loans.

| | Due Within one year | Due after 1 through 5 years | Due after 5 years | Total |
|---|---|---|---|---|
| | (dollars in thousands) | | | |
| One to four family residential | $18,655 | $72,708 | $147,299 | $238,662 |
| Multifamily | 136 | 1,872 | 660 | 2,668 |
| Commercial and industrial real estate | 7,733 | 41,966 | 78,069 | 127,768 |
| Construction and land acquisition and development loans | 293,310 | 49,695 | 96 | 343,101 |
| Land | 16,737 | 43,944 | 6,828 | 67,509 |
| Commercial, non-real estate | 5,345 | 1,102 | 2,907 | 9,354 |
| Consumer | 373 | 563 | 256 | 1,192 |
| Total | $342,289 | $211,850 | $236,115 | $790,254 |

The following table contains certain information as of December 31, 2004 relating to the loan portfolio of the Bank with the dollar amounts of loans due after one year that have fixed and floating rates. All loans are shown maturing based upon contractual maturities and include scheduled payments but not possible prepayments.

| | Fixed | Floating | Total |
|---|---|---|---|
| | | (dollars in thousands) | |
| One to four family residential | $138,634 | $81,373 | $220,007 |
| Multifamily | 1,952 | 580 | 2,532 |
| Commercial and industrial real estate | 77,759 | 42,276 | 120,035 |
| Construction and land acquisition and development loans | 16,030 | 33,761 | 49,791 |
| Land | 39,358 | 11,414 | 50,772 |
| Commercial, non-real estate | 1,878 | 2,131 | 4,009 |
| Consumer | 819 | - | 819 |
| Total | $276,430 | $171,535 | $447,965 |

## Loans to One Borrower

The aggregate amount of loans that the Bank may make to one borrower is 15% of the Bank's unimpaired capital and unimpaired surplus. The Bank's largest loan at December 31, 2004 was a $7,000,000 loan secured by assignments of notes, Deeds of Trust, pledged stock and certificates of deposit. The second largest loan is in the amount of $4,680,000 and is secured by residentially zoned lots in Ocean View, Delaware. The third largest loan is in the amount of $4,369,000 and is secured by various collateral including mobile home parks in California, Maryland and Hubert, North Carolina. All of these loans have fully performed since their inception.

## Origination and Purchase and Sale of Loans

The Bank originates residential loans in conformity with standard underwriting criteria to assure maximum eligibility for possible resale in the secondary market. Although the Bank has authority to lend anywhere in the United States, they have confined their loan origination activities to the states of Maryland, Virginia and Delaware.

Loan originations are developed from a number of sources, primarily from referrals from real estate brokers, builders, and existing and walk-in customers. Severn Savings also utilizes the services of loan brokers in its market area. Loan brokers are paid on a commission basis (generally 1% of the loan amount) for loans brokered to the Bank.

The Bank's mortgage loan approval process is intended to assess the borrower's ability to repay the loan, the viability of the loan, and the adequacy of the value of the property that will secure the loan. The loan committee of the Bank can approve residential and commercial loans ranging up to $11,036,000 (the maximum amount of a loan to one borrower as of December 31, 2004). The Bank utilizes independent qualified appraisers approved by the Board of Directors to appraise the properties securing its loans and requires title insurance or title opinions so as to insure that the Bank has a valid lien on the mortgaged real estate. The Bank requires borrowers to maintain fire and casualty insurance on its secured properties.

The procedure for approval of construction loans is the same as for residential mortgage loans, except that the appraiser evaluates the building plans, construction specifications, and estimates of construction costs. The Bank also evaluates the feasibility of the proposed construction project and the experience and track record of the developer. In addition, all construction loans generally require a commitment from a third-party lender or from the Bank for a permanent long-term loan to replace the construction loan upon completion of construction.

Consumer loans are underwritten on the basis of the borrower's credit history and an analysis of the borrower's income and expenses, ability to repay the loan, and the value of the collateral, if any.

Currently, it is the Bank's policy to originate both fixed-rate and adjustable-rate loans. The Bank is currently active in the secondary market and sells the majority of its fixed-rate loan products.

## Interest Rates, Points and Fees

The Bank realizes interest, point, and fee income from its lending activities. The Bank also realizes income from commitment fees for making commitments to originate loans, from prepayment and late charges, loan fees, application fees, and fees for other miscellaneous services.

The Bank accounts for loan origination fees in accordance with the Statement of Financial Accounting Standards ("SFAS") on Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans ("SFAS No. 91") issued by the Financial Accounting Standards Board (the "FASB"). SFAS No. 91 prohibits the immediate recognition of loan origination fees as revenues and requires that such income (net of certain direct loan origination costs) for each loan be amortized, generally by the interest method, over the estimated life of the loan as an adjustment of yield. The Bank also realizes income from gains on sales of loans, and servicing released fees for loans sold with servicing released.

## Delinquency and Classified Assets

### Delinquencies

The Board of Directors reviews delinquencies on all loans monthly. The Bank's collection procedures include sending a past due notice to the borrower on the 17th day of nonpayment, making telephone contact with the borrower between 20 and 30 days after nonpayment, and sending a letter after the 30th day of nonpayment. A notice of intent to foreclose is sent between 60 and 90 days after delinquency. When the borrower is contacted, the Bank attempts to obtain full payment of the past due amount. However, the Bank generally will seek to reach agreement with the borrower on a payment plan to avoid foreclosure.

The Bank categorizes its classified assets within four categories: A) Special Mention, B) Substandard, C) Doubtful and D) Loss. Special Mention loans are 60 days or more in arrears and include all borrowers who are in bankruptcy that have not missed any post-petition payments. The Bank reserves 5% on all Special Mention loans. Substandard loans are loans that are 90 days or more delinquent and are loans that have borrowers in bankruptcy that have missed a post-petition payment. The Bank reserves 15% of substandard loans. The Doubtful category consists of loans where the Bank expects a loss, but not a total loss. Various subjective factors are considered with the most important consideration being the estimated underlying value of the collateral. The Bank reserves 50% of the amount of Doubtful loans. Loans that are classified as "Loss" are fully reserved.

All loans are individually evaluated if they are deemed classified. The Bank also evaluates all delinquent loans, individually. The rest of the portfolio is evaluated as a group and a determination is made, periodically, concerning the inherent risks associated with particular types of loans and an allowance is assigned to those particular groups.

The Bank allocates reserves to its allowance for loan losses in two ways. Where the Bank has classified an asset it generally allocates the percentage of that asset under its classification system to a specific reserve if the asset is classified as Doubtful or Loss. In cases where loans are classified as Special Mention or Substandard the Bank usually does not allocate its allowance for loan loss reserves to a specific reserve. The Bank does not allocate its allowance for loan losses based upon the unclassified portion of its loan portfolio to specific loan reserves.

It is the policy of the Bank to discontinue the accrual of interest on any loan that is 90 days or more past due. The Bank historically has not incurred any significant losses on delinquent mortgage loans.

The following table sets forth information as to non-accrual loans. The Bank discontinues the accrual of interest on loans 90 days or more past due, at which time all previously accrued but uncollected interest is deducted from income. As of the most recent reported period, $70,000 would have been recorded for the year ended December 31, 2004 if the loans had been current in accordance with their original terms and had been outstanding throughout the year ended December 31, 2004 or since their origination (if held for only part of the fiscal year). For the year ended December 31, 2004, $37,000 in interest income on such loans was actually included in net income.

| | At December 31, | | | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2001 | 2000 |
| | (dollars in thousands) | | | | |
| Loans accounted for on a non-accrual basis: | | | | | |
| Mortgage loans: | | | | | |
| One-to-four family real estate | $ 915 | $378 | $1,366 | $1.801 | $872 |
| Home equity lines of credit | - | 50 | - | - | - |
| Commercial | - | - | 253 | 300 | 292 |
| Land | 24 | 24 | 139 | - | - |
| Non-mortgage loans: | | | | | |
| Consumer | - | 17 | - | - | 14 |
| Commercial loans | - | - | - | - | - |
| Total non-accrual loans | $939 | $469 | $1,758 | $2,101 | $1,178 |
| Foreclosed real-estate | $ - | $ - | $ 224 | $312 | $312 |
| Total non-performing assets | $939 | $469 | $ 1,982 | $2,413 | $1,490 |
| Total non-accrual loans to net loans | 0.1% | 0.1% | 0.4% | 0.6% | 0.4% |
| Allowance for loan losses to total non-performing loans, including loans contractually past due 90 days or more | 632.1% | 1030.5% | 227.0% | 159.6% | 231.6% |
| Total non-accrual and accruing loans greater than 90 days past due to total assets | 0.1% | 0.1% | 0.4% | 0.6% | 0.4% |
| Total non-performing assets to total assets | 0.1% | 0.1% | 0.4% | 0.7% | 0.5% |

## Classified Assets and Allowance for Loan Losses

Federal regulations provide for the classification of loans and other assets, such as debt and equity securities, considered by the OTS to be of lesser quality as "substandard," "doubtful" or "loss assets." An asset is considered substandard if it is inadequately protected by the paying capacity and net worth of the obligor or the collateral pledged, if any. Substandard assets include those characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions, and values. Assets classified as loss assets are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not currently expose the insured institution to a sufficient degree of risk to warrant classification in one of these categories but possess credit deficiencies or potential weakness are required to be designated special mention by management.

When an insured institution classifies problem assets as either substandard or doubtful, it is required to establish general allowance for losses in an amount deemed prudent by management. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as loss assets, it is required either to establish a specific allowance for losses equal to the full amount of the asset so classified or to charge-off such amount. An institution's determination as to the classification of its assets is subject to scrutiny by the OTS, which can require the establishment of additional general or specific loss allowances. The Bank reviews monthly the assets in its portfolio to determine whether any assets require classification in accordance with applicable regulations.

Total classified loans as of December 31, 2004 were $2,532,000. Allowance for loan losses as of December 31, 2004 was $5,935,000, which is 0.8% of gross loans receivable and 632.1% of total non-performing loans.

[see table on following page]

The following table summarizes the allocation of the allowance for loan losses by loan type and the percent of loans in each category compared to total loans at the dates indicated:

| | 2004 | | 2003 | | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Allowance Amount | Percentage of Loans in each Category to Total Loans | Allowance Amount | Percentage of Loans in each Category to Total Loans | Allowance Amount | Percentage of Loans in each Category to Total Loans | Allowance Amount | Percentage of Loans in each Category to Total Loans | Allowance Amount | Percentage of Loans in each Category to Total Loans |
| | | | | | (dollars in thousands) | | | | | |
| Residential, one to four family | $2,000 | 30.20% | $1,938 | 36.20% | $1,542 | 36.58% | $1,081 | 36.90% | $995 | 41.95% |
| Multifamily | 20 | 0.34% | 21 | 0.14% | 21 | 0.27% | 24 | 0.26% | 18 | .031% |
| Commercial and industrial real estate | 1,009 | 16.17% | 1,154 | 18.48% | 881 | 19.33% | 850 | 17.46% | 658 | 16.48% |
| Construction and land acquisition and development loans | 2,577 | 43.42% | 1,173 | 39.58% | 1,202 | 38.77% | 917 | 39.98% | 662 | 35.80% |
| Land | 251 | 8.54% | 476 | 4.25% | 300 | 4.08% | 413 | 4.12% | 308 | 3.48% |
| Business, commercial | 70 | 1.18% | 59 | 1.16% | 33 | 0.79% | 52 | .97% | 75 | 1.71% |
| Other | 8 | 0.15% | 11 | 0.19% | 12 | 0.18% | 16 | .31% | 12 | 0.27% |
| Total | $5,935 | 100.00% | $4,832 | 100.00% | $3,991 | 100.00% | $3,353 | 100.00% | $2,728 | 100.00% |

The following table contains information with respect to Bancorp's allowance for loan losses for the periods indicated:

| | At or for the Year Ended December 31 | | | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2001 | 2000 |
| | (dollars in thousands) | | | | |
| Average loans outstanding, net | $600,030 | $466,512 | $384,537 | $313,798 | $246,631 |
| Total gross loans outstanding at end of period | $790,254 | $608,222 | $493,083 | $409,844 | $327,740 |
| Allowance balance at beginning of period | $4,832 | $3,991 | $3,353 | $2,728 | $2,147 |
| Provision for loan losses | 1,200 | 900 | 670 | 709 | 591 |
| Actual charge-offs | | | | | |
| 1-4 family residential real estate | 97 | 25 | - | 74 | 30 |
| Other | - | 34 | 32 | 10 | - |
| *Total charge-offs* | 97 | 59 | 32 | 84 | 30 |
| Recoveries | | | | | |
| Total recoveries | - | - | - | - | 20 |
| Net charge offs | 97 | 59 | 32 | 84 | 10 |
| Allowance balance at end of period | $5,935 | $4,832 | $3,991 | $3,353 | $2,728 |
| Net charge offs as a percent of average loans | 0.02% | 0.01% | 0.01% | 0.03% | 0.00% |
| Allowance for loan losses to total gross loans at end of period | 0.75% | 0.79% | 0.81% | 0.82% | 0.83% |

**Investment Activities**

Federal thrift institutions, such as the Bank, have authority to invest in various types of liquid assets, including United States Treasury obligations and securities of various federal agencies, certificates of deposit at insured banks, bankers' acceptances and federal funds. As a member of the FHLB System, the Bank must maintain minimum levels of liquid assets specified by the OTS, which vary from time to time. Subject to various regulatory restrictions, federal thrift institutions may also invest a portion of their assets in certain commercial paper, corporate debt securities and mutual funds whose assets conform to the investments that a federal thrift institution is authorized to make directly.

The carrying amounts of the Bank's investment securities held to maturity, as of the dates indicated are presented in the following table:

| | At December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| | (dollars in thousands) | | |
| FHLB Notes | $5,000 | $6,000 | $4,000 |
| Mortgage-backed securities | 4,955 | 6,721 | 5,661 |
| Total Investment Securities Held to Maturity | $9,955 | $12,721 | $9,661 |

Investment Scheduled Maturity Table

As of December 31, 2004

| | One Year or Less | | More than One to Five Years | | More than Five to Ten Years | | More than Ten Years | | Total Investment Securities | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Carrying Amount | Average Yield | Carrying Amount | Average Yield | Carrying Amount | Average Yield | Carrying Amount | Average Yield | Carrying Amount | Average Yield | Fair Value |
| | | | | | (dollars in thousands) | | | | | | |
| FHLB Notes | - | - | $4,000 | 2.6% | $1,000 | 5.05% | - | - | $5,000 | 3.1% | $4,922 |
| Mortgage-backed securities | - | - | 1,815 | 4.5% | - | - | 3,140 | 5.5% | 4,955 | 5.1% | 4,892 |
| Total | $- | -% | $5,815 | 3.2% | $1,000 | 5.05% | $3,140 | 5.5% | $9,955 | 4.1% | $9,814 |

**Foreclosed Real Estate**

As of December 31, 2004, Bancorp owned no real estate through foreclosure.

**Deposits**

Deposits are attracted principally from within the Bank's primary market areas through the offering of a variety of deposit instruments, including passbook and statement accounts and certificates of deposit ranging in terms from three months to five years. Deposit account terms vary, principally on the basis of the minimum balance required, the time periods the funds must remain on deposit and the interest rate. The Bank also offers individual retirement accounts.

The Bank's policies are designed primarily to attract deposits from local residents rather than to solicit deposits from areas outside their primary markets. Interest rates.paid, maturity terms, service fees and withdrawal penalties are established by the Bank on a periodic basis. Determination of rates and terms are predicated upon funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

Deposits in the Bank as of December 31, 2004, 2003 and 2002 consisted of savings programs described below:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| | (dollars in thousands) | | |
| NOW accounts | $4,872 | $8,610 | $3,321 |
| Money market accounts | 131,014 | 152,413 | 132,767 |
| Passbooks | 18,198 | 19,191 | 18,190 |
| Certificates of deposit | 356,447 | 226,902 | 210,983 |
| Non-interest bearing accounts | 16,882 | 12,610 | 12,590 |
| Total deposits | $527,413 | $419,726 | $377,851 |

The Bank held certificates of deposit totaling $356,447,000 at December 31, 2004, maturing as follows:

| | (dollars in thousands) |
|---|---|
| One year or less | $231,089 |
| More than 1 year to 2 years | 79,172 |
| More than 2 years to 3 years | 26,707 |
| More than 3 years to 4 years | 12,062 |
| More than 4 years to 5 years | 7,376 |
| More than 5 years | 41 |
| | $356,447 |

The following table contains information pertaining to the certificates of deposit held by the Bank in excess of $100,000 as of December 31, 2004.

| Time Remaining Until Maturity | Jumbo Certificate of Deposits (dollars in thousands) |
|---|---|
| Less than three months | $11,618 |
| 3 months to 6 months | 17,103 |
| 6 months to 12 months | 64,040 |
| Greater than 12 months | 39,109 |
| Total | $131,870 |

## Liquidity and Asset/Liability Management

Two major objectives of asset and liability management are to maintain adequate liquidity and to control the interest sensitivity of the balance sheet.

Liquidity is the measure of a company's ability to maintain sufficient cash flow to fund operations and to meet financial obligations to depositors and borrowers. Liquidity is provided by the ability to attract and retain deposits and by principal and interest payments on loans and maturing securities in the investment portfolio. A strong core deposit base, supplemented by other deposits of varying maturities and rates, contributes to the Bank's liquidity.

Funds available through short-term borrowings and asset maturities are considered adequate to meet all current needs, and management is continually monitoring the Bank's liquidity position to meet projected needs.

Interest rate sensitivity is maintaining the ability to reprice interest earning assets and interest bearing liabilities in relationship to changes in the general level of interest rates. Management attributes interest rate sensitivity to a steady net interest margin through all phases of interest rate cycles. Management attempts to make the necessary adjustments to constrain adverse savings in net interest income resulting from interest rate movements through GAP analysis and income simulation modeling techniques.

## Short Term Borrowings

The Bank has an available line of credit, secured by its residential mortgage portfolio, in the amount of Thirty Percent (30%) of its total assets, with the Federal Home Loan Bank of Atlanta (the "FHLB-Atlanta"). As of December 31, 2004, the available line of credit with the FHLB-Atlanta was $210,422,000. The Bank, from time to time, utilizes the line of credit when interest rates are more favorable then obtaining deposits from the public. The following table sets forth short-term borrowings with the FHLB-Atlanta, with original maturities of one year or less.

| | Years ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| | (dollars in thousands) | | |
| Short term borrowings and notes payable | | | |
| Average balance outstanding during the period | $15,567 | $1,500 | $4,917 |
| Maximum amount outstanding at any month-end during the period | 41,000 | 8,000 | 14,000 |
| Weighted Average interest rate during the period | 1.67% | 0.62% | 3.16% |
| Total short term borrowings at period end | - | 6,000 | - |
| Weighted average interest rate at period end | 0.0% | 1.15% | 0.00% |

## Employees

As of December 31, 2004, the Company and its subsidiaries had approximately 110 employees on a full-time or part-time basis. The Company's employees are not represented by any collective bargaining group, and management considers its relations with its employees to be excellent.

## Severn Capital

The Bank formed Severn Capital in 1997 for the purpose of acquiring, holding and managing mortgage loans. Severn Capital had elected to be subject to tax as a real estate investment trust under the Internal Revenue Code of 1986, as amended, and regulations promulgated thereunder (the "Code"). The Bank owned all of the Common Stock of Severn Capital and administered the day-to-day operations of Severn Capital for a fee. There were 200,002 shares of preferred stock of Severn Capital outstanding, which were held by third parties and are reflected as minority interest in the consolidated financial statements. Dividends on the preferred stock were payable quarterly, in an amount equal to $1.80 per annum per preferred share. On January 31, 2005, the Bank liquidated Severn Capital and redeemed the shares at $20 per share.

## Hyatt Real Estate

Bancorp acquired Hyatt Commercial, a real estate brokerage and property management company, in June 2001. Hyatt Commercial is a real estate brokerage company specializing in commercial real estate sales, leasing and property management. It owns the facility within which it is located, at 1919 West Street, and is also the owner of the property known as 1919A West Street, which is leased to the Bank for its administrative offices

## Crownsville Development Corporation

Crownsville Development Corporation trading as Annapolis Equity Group ("AEG") is a subsidiary of SBI and is engaged in the business of acquiring real estate for investment and syndication purposes. AEG acquired two properties in 2004.

## SBI Mortgage Company

SBI is a subsidiary of Bancorp that has engaged in the origination of mortgages not suitable for the Bank. It owns subsidiary companies that have or are negotiating to purchase real estate for investment purposes. As of December 31, 2004, SBI had $241,000 in outstanding mortgage loans and it had $515,000 invested in subsidiaries, which funds were held in cash, pending potential acquisition of investment real estate.

## HS West, LLC

HS West, LLC ("HS") is a subsidiary of the Bank, and is constructing a building in Annapolis, Maryland to serve as the Company's and the Bank's administrative headquarters. A branch office of the Bank will be included. As of December 31, 2004, HS has incurred approximately $3,122,000 of costs, which are included in land and construction in progress. The total cost is expected to be approximately $20,700,000 before interior fit-out, with completion anticipated in Spring 2006.

## Regulation

### *Competition*

The financial services industry in the Bank's market area is highly competitive, including competition from commercial banks, savings banks, credit unions, finance companies and non-bank providers of financial services. Several of the Bank's competitors have legal lending limits that exceed that of the Bank's, as well as funding sources in the capital markets that exceeds the Bank's availability. The increased competition has resulted from a changing legal and regulatory climate, as well as from the economic climate.

### *General*

Savings and loan holding companies and savings associations are extensively regulated under both federal and state law. This regulation is intended primarily for the protection of depositors and SAIF and not for the benefit of stockholders of Bancorp. The following information describes certain aspects of that regulation applicable to Bancorp and the Bank, and does not purport to be complete. The discussion is qualified in its entirety by reference to all particular statutory or regulatory provisions.

### *Regulation of Bancorp*

***General.*** Bancorp is a unitary savings and loan holding company subject to regulatory oversight by the OTS. As such, Bancorp is required to register and file reports with the OTS and is subject to regulation and examination by the OTS. In addition, the OTS has enforcement authority over Bancorp and its subsidiaries, which also permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings association.

***Activities Restriction Test.*** As a unitary savings and loan holding company, Bancorp generally is not subject to activity restrictions, provided the Bank satisfies the Qualified Thrift Lender ("QTL") test or meets the definition of domestic building and loan association pursuant to the Code. Bancorp presently intends to continue to operate as a unitary savings and loan holding company. Recent legislation terminated the "unitary thrift holding company exemption" for all companies that apply to acquire savings associations after May 4, 1999. Since Bancorp is grandfathered, its unitary holding company powers and authorities were not affected. See "Regulation of Bancorp - Financial Modernization Legislation." However, if Bancorp acquires control of another savings association as a separate subsidiary, it would become a multiple savings and loan holding company, and the activities of Bancorp and any of its subsidiaries (other than the Bank or any other SAIF-insured savings association) would become subject to restrictions applicable to bank holding companies unless such other associations each also qualify as a QTL or domestic building and loan association and were acquired in a supervisory acquisition. Furthermore, if Bancorp were in the future to sell control of the Bank to any other company, such company would not succeed to Bancorp grandfathered status under and would be subject to the same business activity restrictions. See "- Regulation of the Bank - Qualified Thrift Lender Test."

***Restrictions on Acquisitions.*** Bancorp must obtain approval from the OTS before acquiring control of any other SAIF-insured association. Such acquisitions are generally prohibited if they result in a multiple savings and loan holding company controlling savings associations in more than one state. However, such interstate acquisitions are permitted based on specific state authorization or in a supervisory acquisition of a failing savings association.

Federal law generally provides that no "person," acting directly or indirectly or through or in concert with one or more other persons, may acquire "control," as that term is defined in OTS regulations, of a federally insured savings association without giving at least 60 days written notice to the OTS and providing the OTS an opportunity to disapprove the proposed acquisition. In addition, no company may acquire control of such an institution without prior OTS approval. These provisions also prohibit, among other things, any director or officer of a savings and loan holding company, or any individual who owns or controls more than 25% of the voting shares of a savings and loan holding company, from acquiring control of any savings association not a subsidiary of the savings and loan holding company, unless the acquisition is approved by the OTS. For additional restrictions on the acquisition of a unitary thrift holding company, see "Regulation of Bancorp - Financial Services Modernization Legislation." Certain individuals, including Alan J. Hyatt, Louis Hyatt, and Melvin Hyatt, and their respective spouses ("Applicants"), filed an Application for Notice of Change In Control ("Notice") in April 2001 pursuant to 12 CFR Section 574.3(b). The Notice called for the Applicants to acquire up to 32.32% of the Company's issued and outstanding shares of stock of Bancorp by April 16, 2002. The OTS approved requests by the Applicants to extend the time to consummate such acquisition of shares to January 18, 2006. The Applicants currently own approximately 29.17% of the total outstanding shares of the Company as of December 31, 2004.

*The Sarbanes-Oxley Act of 2002*

On July 30, 2002, the Sarbanes-Oxley Act of 2002 was enacted. The Sarbanes-Oxley Act represents a comprehensive revision of laws affecting corporate governance, accounting obligations and corporate reporting. The Sarbanes-Oxley Act is applicable to all companies with equity securities registered or that file reports under the Securities Exchange Act of 1934. In particular, the Sarbanes-Oxley Act established: (i) new requirements for audit committees, including independence, expertise and responsibilities; (ii) additional responsibilities regarding financial statements for the Chief Executive Officer and Chief Financial Officer of the reporting company; (iii) new standards for auditors and regulation of audits; (iv) increased disclosure and reporting obligations for the reporting company and its directors and executive officers; and (v) new and increased civil and criminal penalties for violations of the securities laws. Many of the provisions were effective immediately while other provisions became effective over a period of time and are subject to rulemaking by the SEC. Because Bancorp's common stock is registered with the SEC, it is currently subject to this Act.

Throughout 2002 and 2003, the SEC and Nasdaq Stock Market issued new regulations affecting Bancorp's corporate governance and heightening its disclosure requirements. Among the many new changes are enhanced proxy statement disclosures on corporate governance, stricter independence requirements for the Board of Directors and its committees, and posting of various SEC reports on our website. The full impact of the Sarbanes-Oxley Act is still uncertain and evolving, however the new legislation and implementing regulations have resulted in increased costs of compliance, including certain outside professional costs.

We cannot predict what legislation might be enacted or what regulations might be adopted, or if enacted or adopted, the effect thereof on our operations.

*USA Patriot Act of 2001*

On October 26, 2001, the USA Patriot Act of 2001 was enacted. This act contains the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, which sets forth anti-money laundering measures affecting insured depository institutions, broker-dealers and other financial institutions. The Act requires U.S. financial institutions to adopt new policies and procedures to combat money laundering and grants the Secretary of the Treasury broad authority to establish regulations and to impose requirements and restrictions on the operations of financial institutions.

*Financial Services Modernization Legislation*

***General.*** In November 1999, the Gramm-Leach-Bliley Act of 1999 (the "GLB") was enacted. As a result of GLB new opportunities became available to financial institution holding companies as it removed the restrictions that resulted from a regulatory framework that had its origin in the Great Depression of the 1930s. In addition, the GLB also contains provisions that expressly preempt any state law restricting the establishment of financial affiliations, primarily related to insurance.

The general effect of GLB is to permit banks, other depository institutions, insurance companies and securities firms to enter into combinations that result in a single financial services organization to offer customers a wider array of financial services and products, through a new entity known as a "financial holding company." "Financial activities" is broadly defined to include not only banking, insurance and securities activities, but other activities incidental to such financial activities or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

The GLB also permits national banks to engage in expanded activities through the formation of financial subsidiaries. A national bank may have a subsidiary engaged in any activity authorized for national banks directly or any financial activity, except for insurance underwriting, insurance investments, real estate investment or development, or merchant banking, which may only be conducted through a subsidiary of a financial holding company. Financial activities include all activities permitted under new sections of the Bank Holding Company Act or permitted by regulation.

To the extent that the GLB permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. The GLB is intended to grant to community banks certain powers as a matter of right that larger institutions have accumulated on an ad hoc basis and which unitary savings and loan holding companies already possess. Nevertheless, the GLB may have the result of increasing the amount of competition that Bancorp and the Bank faces from larger institutions and other types of companies offering financial products, many of which may have substantially more financial resources than Bancorp and the Bank.

***Regulation of the Bank***

***General.*** As a federally chartered, SAIF-insured savings association, the Bank is subject to extensive regulation by the OTS and the Federal Deposit Insurance Corporation ("FDIC"). Lending activities and other investments of the Bank must comply with various statutory and regulatory requirements. The Bank is also subject to certain reserve requirements promulgated by the FRB.

The OTS, in conjunction with the FDIC, regularly examines the Bank and prepares reports for the consideration of the Bank's Board of Directors on any deficiencies found in the operations of the Bank. The relationship between the Bank and depositors and borrowers is also regulated by federal and state laws, especially in such matters as the ownership of savings accounts and the form and content of mortgage documents utilized by the Bank.

The Bank must file reports with the OTS and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the SAIF and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulations, whether by the OTS, the FDIC or the Congress could have a material adverse impact on Bancorp, the Bank, and their operations.

***Privacy.*** Federal banking rules limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. Pursuant to these rules, financial institutions must provide:

- initial notices to customers about their privacy policies, describing the conditions under which they may disclose nonpublic personal information to nonaffiliated third parties and affiliates;
- annual notices of their privacy policies to current customers; and
- a reasonable method for customers to "opt out" of disclosures to nonaffiliated third parties.

These privacy provisions affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors. Since GLB's enactment, a number of states have implemented their own versions of privacy laws. The Bank has implemented its privacy policies in accordance with the law.

***Interagency Guidance on Response Programs to Protect Against Identity Theft***

On August 12, 2003, the Federal bank and thrift regulatory agencies requested public comment on proposed guidance that would require financial institutions to develop programs to respond to incidents of unauthorized access to customer information, including procedures for notifying customers under certain circumstances. The proposed guidance

- interprets previously issued interagency customer information security guidelines that require financial institutions to implement information security programs designed to protect their customers' information; and
- describes the components of a response program and sets a standard for providing notice to customers affected by unauthorized access to or use of customer information that could result in substantial harm or inconvenience to those customers, thereby reducing the risk of losses due to fraud or identity theft.

We are not able at this time to determine the impact of any such proposed guidance on our financial condition or results of operation.

***Premiums for Deposit Insurance***

Through the Bank Insurance Fund ("BIF"), the FDIC insures our customer deposits up to prescribed limits for each depositor. The amount of FDIC assessments paid by each BIF member institution is based on its relative risk of default as measured by regulatory capital ratios and other factors. Specifically, the assessment rate is based on the institution's capitalization risk category and supervisory subgroup category. An institution's capitalization risk category is based on the FDIC's determination of whether the institution is well capitalized, adequately capitalized or less than adequately capitalized. An institution's supervisory subgroup category is based on the FDIC's assessment of the financial condition of the institution and the probability that FDIC intervention or other corrective action will be required.

FDIC-insured depository institutions pay an assessment rate equal to the rate assessed on deposits insured by SAIF.

The assessment rate currently ranges from zero to 27 cents per $100 of domestic deposits. The FDIC may increase or decrease the assessment rate schedule on a semi-annual basis. Due to continued growth in deposits and some recent bank failures, the BIF is nearing its minimum reserve ratio of 1.25% of insured deposits as mandated by law (ratio of net worth of the BIF to the value of the aggregate domestic deposits held in all BIF members). As of December 31, 2004, the BIF reserve ratio was 1.30%. If the ratio drops below 1.25%, it is likely the FDIC will be required to assess premiums on all banks. Any increase in assessments or the assessment rate could have a material adverse effect on the company's earnings, depending on the amount of the increase. Furthermore, the FDIC is authorized to raise insurance premiums under certain circumstances.

The FDIC is authorized to terminate a depository institution's deposit insurance upon a finding by the FDIC that the institution's financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices or has violated any applicable rule, regulation, order or condition enacted or imposed by the institution's regulatory agency. The termination of deposit insurance for one or more of the company's subsidiary depository institutions could have a material adverse effect on the company's earnings, depending on the collective size of the particular institutions involved.

All FDIC-insured depository institutions must pay an annual assessment to provide funds for the payment of interest on bonds issued by the Financing Corporation, a federal corporation chartered under the authority of the Federal Housing Finance Board. The bonds, commonly referred to as FICO bonds, were issued to capitalize the Federal Savings and Loan Insurance Corporation. The FDIC established the FICO assessment rates effective for the first half of 2004 at approximately 1.54 cents for each $100 of assessable deposits. The FICO assessments are adjusted quarterly to reflect changes in the assessment bases of the FDIC's insurance funds and do not vary depending on a depository institution's capitalization or supervisory evaluations.

***Regulatory Capital Requirements***. The federal banking agencies have adopted risk-based minimum capital guidelines intended to provide a measure of capital that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets and transactions which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk federal banking agencies, to 100% for assets with relatively high credit risk.

The risk-based capital ratio is determined by classifying assets and certain off-balance sheet financial instruments into weighted categories, with higher levels of capital being required for those categories perceived as representing greater risk. Under the capital guidelines, a banking organization's total capital is divided into tiers. "Tier I capital" consists of (1) common equity, (2) qualifying noncumulative perpetual preferred stock, (3) a limited amount of qualifying cumulative perpetual preferred stock and (4) minority interests in the equity accounts of consolidated subsidiaries (including trust-preferred securities), less goodwill and certain other intangible assets. Not more than 25% of qualifying Tier I capital may consist of trust-preferred securities. "Tier II capital" consists of hybrid capital instruments, perpetual debt, mandatory convertible debt securities, a limited amount of subordinated debt, preferred stock that does not qualify as Tier I capital, a limited amount of the allowance for loan and lease losses and a limited amount of unrealized holding gains on equity securities. "Tier III capital" consists of qualifying unsecured subordinated debt. The sum of Tier II and Tier III capital may not exceed the amount of Tier I capital.

The guidelines require a minimum ratio of qualifying total capital to risk-adjusted assets of 8% and a minimum ratio of Tier 1 capital to risk-adjusted assets of 4%. In addition to the risk-based guidelines, federal banking regulators require banking organizations to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage ratio. For a banking organization rated in the highest of the five categories used by regulators to rate banking organizations, the minimum leverage ratio of Tier 1 capital to total assets must be 3%. In addition to these uniform risk-based capital guidelines and leverage ratios that apply across the industry, the regulators have the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios. The Bank is not subject to any such individual minimum regulatory capital requirement.

As shown below, the Bank's regulatory capital exceeded all minimum regulatory capital requirements applicable to it as of December 31, 2004.

| | Actual | | For Capital Adequacy Purposes | | To Be Well Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | % | Amount | % | Amount | % |
| | | | (dollars in thousands) | | | |
| December 31, 2004 | | | | | | |
| Tangible (1) | $73,572 | 10.5% | $10,521 | 1.50% | N/A | N/A |
| Tier I capital (2) | 73,572 | 13.4% | N/A | N/A | $33,023 | 6.00% |
| Core (1) | 73,572 | 10.5% | 28,056 | 4.00% | 35,070 | 5.00% |
| Risk-weighted (2) | 79,419 | 14.4% | 44,031 | 8.00% | 55,039 | 10.00% |
| December 31, 2003 | | | | | | |
| Tangible (1) | $49,569 | 9.2% | $8,095 | 1.50% | N/A | N/A |
| Tier I capital (2) | 49,569 | 12.0% | N/A | N/A | $24,692 | 6.00% |
| Core (1) | 49,569 | 9.2% | 21,588 | 4.00% | 26,984 | 5.00% |
| Risk-weighted (2) | 54,314 | 13.2% | 32,923 | 8.00% | 41,154 | 10.00% |

(1) To adjusted total assets.
(2) To risk-weighted assets.

The Home Owners' Loan Act ("HOLA") permits savings associations not in compliance with the OTS capital standards to seek an exemption from certain penalties or sanctions for noncompliance. Such an exemption will be granted only if certain strict requirements are met, and must be denied under certain circumstances. If an exemption is granted by the OTS, the savings association still may be subject to enforcement actions for other violations of law or unsafe or unsound practices or conditions.

***Predatory Lending***. The term "predatory lending," much like the terms "safety and soundness" and "unfair and deceptive practices," is far-reaching and covers a potentially broad range of behavior. As such, it does not lend itself to a concise or a comprehensive definition. But typically predatory lending involves at least one, and perhaps all three, of the following elements:

- making unaffordable loans based on the assets of the borrower rather than on the borrower's ability to repay an obligation ("asset-based lending")
- inducing a borrower to refinance a loan repeatedly in order to charge high points and fees each time the loan is refinanced ("loan flipping")
- engaging in fraud or deception to conceal the true nature of the loan obligation from an unsuspecting or unsophisticated borrower.

On October 1, 2002, FRB regulations aimed at curbing such lending became effective. The rule significantly widens the pool of high-cost home-secured loans covered by the Home Ownership and Equity Protection Act of 1994, a federal law that requires extra disclosures and consumer protections to borrowers. The following triggers coverage under the act:

- interest rates for first lien mortgage loans in excess of 8 percentage points above comparable U.S. Treasury securities,
- subordinate-lien loans of 10 percentage points above U.S. Treasury securities. and
- fees such as optional insurance and similar debt protection costs paid in connection with the credit transaction, when combined with points and fees if deemed excessive.

In addition, the regulations bar loan flipping by the same lender or loan servicer within a year. Lenders also will be presumed to have violated the law -- which says loans shouldn't be made to people unable to repay them -- unless they document that the borrower has the ability to repay. Lenders that violate the rules face cancellation of loans and penalties equal to the finance charges paid.

The Bank is unable at this time to determine the impact of these rule changes and potential state action in this area on its financial condition or results of operation.

***Prompt Corrective Action***. The prompt corrective action regulation of the OTS, requires certain mandatory actions and authorizes certain other discretionary actions to be taken by the OTS against a savings association that falls within certain undercapitalized capital categories specified in the regulation.

The regulation establishes five categories of capital classification:

- "well capitalized";
- "adequately capitalized";
- "undercapitalized";
- "significantly undercapitalized"; and
- "critically undercapitalized".

Under the regulation, the risk-based capital, leverage capital, and tangible capital ratios are used to determine an institution's capital classification. At December 31, 2004, the Bank met the capital requirements of a "well capitalized" institution under applicable OTS regulations.

In general, the prompt corrective action regulation prohibits an insured depository institution from declaring any dividends, making any other capital distribution, or paying a management fee to a controlling person if, following the distribution or payment, the institution would be within any of the three undercapitalized categories. In addition, adequately capitalized institutions may accept brokered deposits only with a waiver from the FDIC and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew, or roll-over brokered deposits.

If the OTS determines that an institution is in an unsafe or unsound condition, or if the institution is deemed to be engaging in an unsafe and unsound practice, the OTS may, if the institution is well capitalized, reclassify it as adequately capitalized; if the institution is adequately capitalized but not well capitalized, require it to comply with restrictions applicable to undercapitalized institutions; and, if the institution is undercapitalized, require it to comply with certain restrictions applicable to significantly undercapitalized institutions. Finally, pursuant to an interagency agreement, the FDIC can examine any institution that has a substandard regulatory examination score or is considered undercapitalized – without the express permission of the institution's primary regulator.

***Loans-to-One Borrower Limitations.*** Savings associations generally are subject to the lending limits applicable to national banks. With certain limited exceptions, the maximum amount that a savings association or a national bank may lend to any borrower (including certain related entities of the borrower) at one time may not exceed 15% of the unimpaired capital and surplus of the institution, plus an additional 10% of unimpaired capital and surplus for loans fully secured by readily marketable collateral. Savings associations are additionally authorized to make loans to one borrower, for any purpose, in an amount not to exceed $500,000 or, by order of the Director of the OTS, in an amount not to exceed the lesser of $30,000,000 or 30% of unimpaired capital and surplus to develop residential housing, provided:

- the purchase price of each single-family dwelling in the development does not exceed $500,000;
- the savings association is in compliance with its fully phased-in capital requirements;
- the loans comply with applicable loan-to-value requirements; and
- the aggregate amount of loans made under this authority does not exceed 150% of unimpaired capital and surplus.

At December 31, 2004, the Bank's loans-to-one-borrower limit was $11,036,000 based upon the 15% of unimpaired capital and surplus measurement. At December 31, 2004, the Bank's largest single lending relationship had an outstanding balance of $7,000,000, and consisted of a loan secured by assignments of notes, Deeds of Trust, pledged stock and certificates of deposit. The loan was performing in accordance with its terms.

***Qualified Thrift Lender Test.*** Savings associations must meet a QTL test, which test may be met either by maintaining a specified level of assets in qualified thrift investments as specified in HOLA or by meeting the definition of a "domestic building and loan association" as defined in the Code. Qualified thrift investments are primarily residential mortgages and related investments, including certain mortgage-related securities. The required percentage of investments under HOLA is 65% of assets while the Code requires investments of 60% of assets. An association must be in compliance with the QTL test or the definition of domestic building and loan association on a monthly basis in nine out of every 12 months. Associations that fail to meet the QTL test will generally be prohibited from engaging in any activity not permitted for both a national bank and a savings association. As of December 31, 2004, the Bank was in compliance with its QTL requirement and met the definition of a domestic building and loan association.

***Affiliate Transactions.*** Transactions between a savings association and its "affiliates" are quantitatively and qualitatively restricted under the Federal Reserve Act and regulations adopted by the Federal Reserve. Affiliates of a savings association include, among other entities, the savings association's holding company and companies that are under common control with the savings association. In general, a savings association or its subsidiaries are limited in their ability to engage in "covered transactions" with affiliates:

- to an amount equal to 10% of the association's capital and surplus, in the case of covered transactions with any one affiliate; and
- to an amount equal to 20% of the association's capital and surplus, in the case of covered transactions with all affiliates.

In addition, a savings association and its subsidiaries may engage in covered transactions and other specified transactions only on terms and under circumstances that are substantially the same, or at least as favorable to the savings association or its subsidiary, as those prevailing at the time for comparable transactions with nonaffiliated companies. A "covered transaction" includes:

- a loan or extension of credit to an affiliate;
- a purchase of investment securities issued by an affiliate;
- a purchase of assets from an affiliate, with some exceptions;

- the acceptance of securities issued by an affiliate as collateral for a loan or extension of credit to any party; or
- the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate.

In addition, under the OTS regulations:

- a savings association may not make a loan or extension of credit to an affiliate unless the affiliate is engaged only in activities permissible for bank holding companies;
- a savings association may not purchase or invest in securities of an affiliate other than shares of a subsidiary;
- a savings association and its subsidiaries may not purchase a low-quality asset from an affiliate;
- covered transactions and other specified transactions between a savings association or its subsidiaries and an affiliate must be on terms and conditions that are consistent with safe and sound banking practices; and
- with some exceptions, each loan or extension of credit by a savings association to an affiliate must be secured by collateral with a market value ranging from 100% to 130%, depending on the type of collateral, of the amount of the loan or extension of credit.

Regulations generally exclude all non-bank and non-savings association subsidiaries of savings associations from treatment as affiliates, except for:

- a financial subsidiary,
- a subsidiary controlled by one or more affiliates,
- an ESOP, or
- a subsidiary determined by the OTS or the Federal Reserve to be an affiliate.

The regulations also require savings associations to make and retain records that reflect affiliate transactions in reasonable detail and provides that specified classes of savings associations may be required to give the OTS prior notice of affiliate transactions.

Some of the entities included in the definition of an affiliate are parent companies, sister banks, sponsored and advised companies, investment companies whereby the bank its affiliate serves as investment advisor, and financial subsidiaries of the bank. Additional restrictions on transactions with affiliates may be imposed on us under the prompt corrective action provisions of federal law. See "- Prompt Corrective Action and Other Enforcement Mechanisms."

***Capital Distribution Limitations.*** OTS regulations impose limitations upon all capital distributions by savings associations, like cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital.

The OTS regulations require a savings association to file an application if:

- it is not eligible for expedited treatment of its other applications under OTS regulations;
- the total amount of all of capital distributions, including the proposed capital distribution, for the applicable calendar year exceeds its net income for that year to date plus retained net income for the preceding two years;
- it would not be at least adequately capitalized, under the prompt corrective action regulations of the OTS following the distribution; or
- the association's proposed capital distribution would violate a prohibition contained in any applicable statute, regulation, or agreement between the savings association and the OTS, or the FDIC, or violate a condition imposed on the savings association in an OTS-approved application or notice.

In addition, a savings association must give the OTS notice of a capital distribution if the savings association is not required to file an application, but:

- would not be well capitalized under the prompt corrective action regulations of the OTS following the distribution;
- the proposed capital distribution would reduce the amount of or retire any part of the savings association's common or preferred stock or retire any part of debt instruments like notes or debentures included in capital, other than regular payments required under a debt instrument approved by the OTS; or
- the savings association is a subsidiary of a savings and loan holding company.

If neither the savings association nor the proposed capital distribution meets any of the above listed criteria, the OTS does not require the savings association to submit an application or give notice when making the proposed capital distribution. The OTS may prohibit a proposed capital distribution that would otherwise be permitted if the OTS determines that the distribution would constitute an unsafe or unsound practice.

***Interstate Banking and Branching***. A federal savings association has the ability to establish branches outside its home state. Commercial banks can also branch across state lines, subject to any state law limitations or prohibitions. Competition may increase further as banks branch across state lines and enter new markets.

***Community Reinvestment Act and the Fair Lending Laws.*** Savings associations have a responsibility under the Community Reinvestment Act and related regulations of the OTS to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. An institution's failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in regulatory restrictions on its activities and the denial of applications. In addition, an institution's failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in the OTS, other federal regulatory agencies as well as the Department of Justice taking enforcement actions. Based on an examination conducted July 7,2003, the Bank received a satisfactory rating.

Effective January 1, 2002, the OTS raised the dollar amount limit in the definition of small business loans from $500,000 to $2.0 million, if used for commercial, corporate, business or agricultural purposes. Furthermore, the rule raises the aggregate level that a thrift can invest directly in community development funds, community centers and economic development initiatives in its communities from the greater of a quarter of one percent of total capital or $100,000 to one percent of total capital or $250,000.

***Federal Home Loan Bank System***. The Bank is a member of the FHLB-Atlanta. Among other benefits, each FHLB serves as a reserve or central bank for its members within its assigned region. Each FHLB is financed primarily from the sale of consolidated obligations of the FHLB system. Each FHLB makes available loans or advances to its members in compliance with the policies and procedures established by the Board of Directors of the individual FHLB. As an FHLB member, the Bank is required to own capital stock in an FHLB in an amount equal to the greater of:

- 1% of its aggregate outstanding principal amount of its residential mortgage loans, home purchase contracts and similar obligations at the beginning of each calendar year; or
- 5% of its FHLB advances or borrowings.

At December 31, 2004, the Bank was in compliance with this requirement.

A new capital plan of the FHLB-Atlanta was approved by the Federal Housing Finance Board on January 23, 2004, and was implemented on December 17, 2004. The new capital plan authorizes FHLB-Atlanta to issue, redeem and repurchase its capital stock at its stated par value of $100 per share. Each member of FHLB-Atlanta is required to own capital stock in an amount equal to the sum of:

- the membership stock requirement, which is the lesser of:
  (i) 0.20% of such member's total assets as of December 31 of the previous calendar year; or
  (ii) a specified dollar cap (initially estimated at $25 million); *plus*

- the activity-based stock requirement, which is the aggregate of:
  (i) a specified percentage (initially estimated at 4.50%) of the outstanding advances from FHLB-Atlanta to each member;
  (ii) a specified percentage (initially estimated at 2.00%) of the "acquired member assets" (as defined in FHLB regulations) sold by each member to FHLB-Atlanta; and
  (iii) a specified percentage (initially estimated at 8.00%) of any targeted debt/equity investment (which satisfies the criteria set forth in the FHLB regulations) sold by each member to FHLB-Atlanta.

***Federal Reserve System***. The FRB requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts (primarily checking, NOW, and Super NOW checking accounts) and non-personal time deposits. At December 31, 2004, the Bank was in compliance with these requirements.

***Activities of Subsidiaries***. A savings association seeking to establish a new subsidiary, acquire control of an existing company or conduct a new activity through a subsidiary must provide 30 days prior notice to the FDIC and the OTS and conduct any activities of the subsidiary in compliance with regulations and orders of the OTS. The OTS has the power to require a savings association to divest any subsidiary or terminate any activity conducted by a subsidiary that the OTS determines to pose a serious threat to the financial safety, soundness or stability of the savings association or to be otherwise inconsistent with sound banking practices.

## Item 2. Properties

Bancorp has three retail branch locations in Anne Arundel County, Maryland, of which it owns two and leases the third. The Bank's currently leases its executive office located in Annapolis, Maryland from HRE, a wholly owned subsidiary of Bancorp. HRE owns its office building in Annapolis, Maryland.

The Bank leases administrative office space in Annapolis, Maryland from a third party. Homeowner's Title, a subsidiary of the Bank, leases office space in Annapolis, Maryland from a limited liability company of which Alan J. Hyatt, Bancorp's Chairman and Chief Executive Officer, is a principal, on a term of 3 years, subject to the right of Homeowner's Title to exercise early termination, at its option. Current monthly rental paid by Homeowner's Title is $3,665.

HS West, LLC ("HS") is a subsidiary of the Bank, and is constructing a building in Annapolis, Maryland to serve as the Company's and the Bank's administrative headquarters. A branch office of the Bank will be included. As of December 31, 2004, HS has incurred approximately $3,122,000 of costs, which are included in land and construction in progress. The total cost is expected to be approximately $20,700,000 before interior fit-out, with completion anticipated in Spring 2006.

## Item 3. Legal Proceedings

There are no material pending legal proceedings to which Bancorp, the Bank or any subsidiary is a party or to which any of their property is subject.

## Item 4. Submission of Matters to a Vote of Security Holders

None.

## Item 4.1 Executive Officers of the Registrant that are not Directors.

Cecelia Lowman has served as the Chief Financial Officer of Bancorp since 1984. She serves in the same capacities for the Bank.

**PART II**

**Item 5. Market for Registrant's Common Equity and Related Stockholder Matters**

(a) none
(b) none
(c) none

Quarterly Stock Information*

| | 2004 | | | | 2003 | | |
|---|---|---|---|---|---|---|---|
| | Stock Price Range | | Per Share | | Stock Price Range | | Per Share |
| Quarter | Low | High | Dividend | Quarter | Low | High | Dividend |
| 1st | $15.30 | $17.10 | $.050 | 1st | $7.91 | $11.00 | $.040 |
| 2nd | 13.03 | 15.88 | .050 | 2nd | 10.04 | 12.55 | .040 |
| 3rd | 14.13 | 14.63 | .055 | 3rd | 10.80 | 16.00 | .045 |
| 4th | 16.45 | 22.00 | .055 | 4th | 14.93 | 17.10 | .045 |

*Adjusted to give retroactive effect to a 2 for 1 stock split declared November 17, 2004 effective for shares outstanding December 15, 2004.

Common stock of Bancorp is traded on the Nasdaq Small-Cap Market under the symbol "SVBI".

Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572, serves as the Transfer Agent and Registrar for Bancorp.

See Item 12 of the Annual Report on Form 10-K and Note 12 to the consolidated financial statements for information regarding equity compensation plans.

## Item 6. Selected Financial Data

The following financial information is presented from the audited financial statements of Bancorp. The information is a summary and should be read in conjunction with management's Discussions and Analysis of Financial Condition and Results of Operations.

Summary Financial and Other Data

| | At December 31, | | | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2001 | 2000 |
| | (dollars in thousands, except per share information) | | | | |
| Balance Sheet Data | | | | | |
| Total assets | $703,616 | $ 540,471 | $ 458,415 | $ 366,890 | $ 293,230 |
| Total loans, net | 656,967 | 506,026 | 418,825 | 342,641 | 274,652 |
| Investment securities held to maturity | 9,955 | 12,721 | 9,661 | 7,213 | 9,779 |
| Nonperforming loans | 939 | 469 | 1,758 | 2,101 | 1,178 |
| Total nonperforming assets | 939 | 469 | 1,982 | 2,413 | 1,490 |
| Deposits | 527,413 | 419,726 | 377,925 | 268,918 | 229,312 |
| Short-term borrowings | - | 6,000 | - | - | 18,000 |
| Long-term debt | 89,000 | 59,000 | 34,000 | 25,000 | 16,000 |
| Total liabilities | 639,462 | 487,501 | 415,233 | 332,059 | 268,009 |
| Stockholders' equity | $60,154 | $48,970 | $39,181 | $30,830 | $21,329 |
| Book value per common share * | $7.23 | $5.89 | $4.73 | $3.80 | $3.29 |
| Common shares outstanding * | 8,318,184 | 8,318,184 | 8,285,184 | 8,114,184 | 6,478,632 |
| | | | | | |
| Other Data: | | | | | |
| Number of: | | | | | |
| Full service retail banking facilities | 3 | 2 | 2 | 2 | 2 |
| Full-time equivalent employees | 105 | 81 | 69 | 67 | 66 |

* Retroactively adjusted to reflect two-for-one stock split declared November 17, 2004 effective for shares outstanding December 15, 2004, and three-for-one stock split declared February 19, 2002 and effective for shares outstanding as of March 1, 2002.

Summary of Operations

| | For the Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2001 | 2000 |
| | (dollars in thousands, except per share information) | | | | |
| Interest and dividend income | $44,619 | $37,087 | $33,402 | $29,489 | $24,271 |
| Interest expense | 14,631 | 12,341 | 13,799 | 16,094 | 13,387 |
| Net interest income | 29,988 | 24,746 | 19,603 | 13,395 | 10,884 |
| Provision for loan losses | 1,200 | 900 | 670 | 708 | 591 |
| Net interest income after provision for loan losses | 28,788 | 23,846 | 18,933 | 12,687 | 10,293 |
| Non-interest income | 3,612 | 4,674 | 4,133 | 2,570 | 1,439 |
| Non-interest expense | 11,211 | 9,616 | 8,447 | 6,588 | 5,348 |
| Income before income tax provision | 21,189 | 18,904 | 14,619 | 8,669 | 6,384 |
| Provision for income taxes | 8,258 | 7,575 | 5,671 | 3,413 | 2,439 |
| Net income | $12,931 | $11,329 | $8,948 | $5,256 | $3,945 |
| | | | | | |
| Per Share Data: | | | | | |
| Basic earnings per share * | $1.56 | $1.34 | $1.06 | $0.69 | $0.58 |
| Diluted earnings per share * | $1.56 | $1.33 | $1.06 | $0.69 | $0.56 |
| Weighted number of shares outstanding basic * | 8,318,184 | 8,293,132 | 8,184,376 | 7,294,902 | 6,475,776 |
| Weighted number of shares outstanding diluted * | 8,318,184 | 8,314,604 | 8,206,446 | 7,366,692 | 6,661,830 |

* Retroactively adjusted to reflect two-for-one stock split declared November 17, 2004 effective for shares outstanding December 15, 2004, and three-for-one stock split declared February 19, 2002 and effective for shares outstanding as of March 1, 2002.

Key Operating Ratios

| | For the Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2001 | 2000 |
| | (dollars in thousands) | | | | |
| **Performance Ratios:** | | | | | |
| Return on average assets | 2.02% | 2.23% | 2.14% | 1.55% | 1.47% |
| Return on average equity | 23.56% | 25.22% | 25.58% | 20.22% | 20.04% |
| Net interest margin | 4.81% | 4.99% | 4.86% | 4.05% | 4.17% |
| Interest rate spread | 4.60% | 4.77% | 4.59% | 3.65% | 3.75% |
| Non-interest expense to average assets | 1.75% | 1.89% | 2.02% | 1.95% | 2.00% |
| Efficiency ratio | 33.37% | 32.69% | 35.59% | 41.27% | 43.40% |
| **Asset Quality Ratios:** | | | | | |
| Equity to Assets | 8.55% | 9.06% | 8.55% | 8.40% | 7.27% |
| Nonperforming assets to total assets at end of period | 0.13% | 0.09% | 0.43% | 0.66% | 0.51% |
| Nonperforming loans to total gross loans at end of period | 0.12% | 0.08% | 0.36% | 0.51% | 0.36% |
| Allowance for loan losses to total gross loans at end of period | 0.75% | 0.79% | 0.81% | 0.82% | 0.83% |
| Allowance for loan losses to nonperforming loans at end of period | 632.1% | 1030.49% | 227.02% | 159.59% | 231.58% |

## Average Balance Sheet

Average Balance Sheet. The following table contains for the periods indicated information regarding the total dollar amounts of interest income from interest-earning assets and the resulting average yields, the total dollar amount of interest expense on interest-bearing liabilities and the resulting average costs, net interest income, and the net yield on interest-earning assets.

| | Years Ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2004 | | | 2003 | | | 2002 | | |
| | Average Volume | Interest | Yield/Cost | Average Volume | Interest | Yield/Cost | Average Volume | Interest | Yield/Cost |
| | (dollars in thousands) | | | | | | | | |
| ASSETS | | | | | | | | | |
| Loans (1) | $600,030 | $43,881 | 7.31% | $466,512 | $36,403 | 7.80% | $384,537 | $32,723 | 8.51% |
| Investments (2) | 5,250 | 165 | 3.15% | 6,167 | 243 | 3.94% | 7,339 | 362 | 4.93% |
| Mortgage-backed securities | 5,686 | 254 | 4.46% | 6,586 | 210 | 3.18% | 1,346 | 54 | 4.00% |
| Other interest-earning assets (3) | 12,656 | 319 | 2.52% | 16,749 | 231 | 1.38% | 10,123 | 263 | 2.60% |
| Total interest-earning assets | 623,622 | 44,619 | 7.15% | 496,014 | 37,087 | 7.48% | 403,345 | 33,402 | 8.28% |
| Non-interest earning assets | 16,552 | | | 11,894 | | | 13,979 | | |
| Total Assets | $640,174 | | | $507,908 | | | $417,324 | | |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | | | | | | | | |
| Savings and checking deposits | $192,946 | $2,670 | 1.38% | $187,979 | $2,997 | 1.59% | $138,961 | $3,485 | 2.51% |
| Certificates of deposits | 284,636 | 8,622 | 3.03% | 222,819 | 7.964 | 3.57% | 198,613 | 8,815 | 4.44% |
| Borrowings | 96,250 | 3,339 | 3.47% | 43,833 | 1,380 | 3.15% | 36,500 | 1,499 | 4.11% |
| Total interest-bearing liabilities | 573,832 | 14,631 | 2.55% | 454,631 | 12,341 | 2.71% | 374,074 | 13,799 | 3.69% |
| Non-interest bearing liabilities | 11,451 | | | 8,360 | | | 8,271 | | |
| Stockholders' equity | 54,891 | | | 44,917 | | | 34,979 | | |
| Total liabilities and stockholders' equity | $640,174 | | | $507,908 | | | $417,324 | | |
| Net interest income and Interest rate spread | | $29,988 | 4.60% | | $24,746 | 4.77% | | $19,603 | 4.59% |
| Net interest margin | | | 4.81% | | | 4.99% | | | 4.86% |
| Average interest-earning assets to average interest-bearing liabilities | | | 107.92% | | | 109.10% | | | 107.82% |

(1) Non-accrual loans are included in the average balances and in the computation of yields.

(2) The Company does not have any tax-exempt securities.

(3) Other interest earning assets includes interest bearing deposits in other banks, federal funds, and FHLB stock investments.

## Rate Volume Table

| | Year ended December 31, 2004 vs. Year ended December 31, 2003 | | | Year ended December 31, 2003 vs. Year ended December 31, 2002 | | |
|---|---|---|---|---|---|---|
| | Total | Changes Due to | | Total | Changes Due to | |
| | Change | Volume (1) | Rate (1) | Change | Volume (1) | Rate (1) |
| | (dollars in thousands) | | | | | |
| Interest-earning assets | | | | | | |
| Loans | $7,478 | $9,882 | $(2,404) | $3,680 | $6,631 | $(2,951) |
| Investments | (78) | (33) | (45) | (119) | (53) | (66) |
| Mortgage-backed securities | 44 | (31) | 75 | 156 | 170 | (14) |
| Other interest-earning assets | 88 | (67) | 155 | (32) | 121 | (153) |
| Total interest income | $7,532 | $9,751 | $(2,219) | $3,685 | $6,869 | $(3,184) |
| Interest-bearing liabilities | | | | | | |
| Savings and checking deposits | $(327) | $76 | $(403) | $(488) | $1,010 | $(1,498) |
| Certificates of deposits | 658 | 1,979 | (1,321) | (851) | 1,000 | (1,851) |
| Borrowings | 1,959 | 1,806 | 153 | (119) | 340 | (459) |
| Total interest expense | $2,290 | $3,861 | $(1,571) | $(1,458) | $2,350 | $(3,808) |
| Net change in interest income | $5,242 | $5,890 | $(648) | $5,143 | $4,519 | $624 |

(1) Changes in interest income/expense not arising from volume or rate variances are allocated proportionately to rate and volume.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

### Critical Accounting Policies

The Company's significant accounting policies are set forth in note 1 of the consolidated financial statements for the year ended December 31, 2004 which are set forth on pages F-1 through F-34. Of these significant accounting policies, the Company considers the policy regarding the allowance for loan losses to be its most critical accounting policy, given the uncertainty in evaluating the level of the allowance required to cover credit losses inherent in the loan portfolio and the material effect that such judgments can have on the results of operations. In addition, changes in economic conditions can have a significant impact on the allowance for loan losses and therefore the provision for loan losses and results of operations. The Company has developed appropriate policies and procedures for assessing the adequacy of the allowance for loan losses, recognizing that this process requires a number of assumptions and estimates with respect to its loan portfolio. The Company's assessments may be impacted in future periods by changes in economic conditions, the impact of regulatory examinations, and the discovery of information with respect to borrowers that is not known to management at the time of the issuance of the consolidated financial statements.

## Overview

The primary business of Bancorp is mortgage lending. The markets in which Bancorp operates, Anne Arundel County, Maryland, as well as surrounding areas in Maryland, northern Virginia and Delaware, have enjoyed strong real estate demand. This has fueled Bancorp's growth, along with the demand to refinance existing mortgages as a result of historically low interest rates. Refinancing activity began to slow down toward the end of 2003, and slowed considerably in 2004. However, with interest rates remaining low, construction lending and purchase money mortgage lending have continued to be extremely active.

Bancorp has been able to take advantage of the continued low interest rate environment and had maintained a low cost of liabilities. Interest rates paid on deposits have remained low, as have interest rates paid for borrowing funds from the FHLB-Atlanta. The difference between Bancorp's costs of funds and what it earns on mortgage loans is the interest rate "spread". This spread has increased as Bancorp's growing portfolio of mortgage loans coupled with the fees earned on loans sold in the secondary market, has driven up overall revenues. While variable expenses, such as compensation, have increased, Bancorp's overall expenses have remained modest, which has resulted in increasing profitability.

Bancorp's asset quality has remained excellent, as there have been minimal losses due to defaulting loans.

Going forward, Bancorp's challenge will be to continue to grow assets in the form of mortgage loans, while earning a profitable spread, and continuing to maintain good asset quality.

Interest rates are outside the control of Bancorp, so it must attempt to balance its pricing and duration of its loan portfolio against the risks of rising costs of its deposits and borrowings.

The continued success and attraction of Anne Arundel County, Maryland, and vicinity, will also be important to Bancorp's ability to originate and grow its mortgage loans, as will Bancorp's continued focus on maintaining a low overhead.

Subsequent to the end of 2004, management discovered that certain cash accounts maintained by the Company at other financial institutions were not reconciled by the Company. The Company is now in the process of reconciling these accounts which involve a discrepancy in the amount of approximately $500,000 at December 31, 2004. Management expects to have the accounts reconciled by the end of the first quarter reporting period ending on March 31, 2005. It is anticipated that any required adjustments, charges or reserves will be taken during this period. Management does not believe that the required adjustments, if any, will have a material adverse effect on the Company's financial condition. Management has implemented additional controls over this process since year-end to correct this deficiency, including requiring reconciliation of such accounts on a daily basis.

## Financial Condition

Total assets increased by $163,145,000, or 30.2%, at December 31, 2004 to $703,616,000, compared to $540,471,000 at December 31, 2003. The following discusses the material changes between the December 31, 2004 and 2003 balance sheets.

## Loans

**Loans Held For Sale.** At December 31, 2004 loans held for sale totaled $6,654,0000, compared to $3,175,000 at December 31, 2003. This increase of $3,479,000, or 109.6%, was primarily due to the timing of loans pending sale at year-end.

**Loans Receivable.** Total net portfolio loans receivable were $650,313,000 at December 31, 2004, an increase of $147,462,000, or 29.3%, from $502,851,000 at December 31, 2003. The increase in the loan portfolio resulted from the continued strong loan demand due to continued historically low interest rates. The increase in the loan portfolio included increases in residential mortgage loans, residential construction loans and commercial mortgage loans.

## Liabilities

**Deposits.** Total deposits at December 31, 2004 increased to $527,413,000 from $419,726,000 at December 31, 2003, an increase of $107,687,000 or 25.7%. This increase is primarily attributable to growth in certificates of deposit. The increase in deposits was primarily used to fund loan growth.

**FHLB Advances.** FHLB advances totaled $89,000,000 at December 31, 2004, compared to $65,000,000 at December 31, 2003, an increase of $24,000,000, or 36.9%. This increase was the result of management's decision to borrow funds from FHLB at more favorable rates than would have been necessary to attract the needed funds through customer deposits.

**Subordinated Debentures.** Bancorp has a non-consolidated subsidiary trust, Severn Capital Trust I, of which 100% of the common equity is owned by Bancorp. The trust was formed for the purpose of issuing corporation-obligated mandatorily redeemable capital securities (the capital securities) to third-party investors and investing the proceeds from the sale of such capital securities solely in subordinated debt securities of Bancorp (the debentures). The debentures held by the trust are the sole assets of the trust. Distributions on the capital securities issued by the trust are payable quarterly at a rate per annum equal to the interest rate being earned by the trust on the debentures held by the trust. The capital securities are subject to mandatory redemption, in whole or in part, upon repayment of the debentures. Bancorp has entered into an agreement which, taken collectively, fully and unconditionally guarantees the capital securities subject to the terms of the guarantee. The debentures held by Severn Capital Trust I are first redeemable, in whole or in part, by the Bancorp on January 7, 2010.

The subordinated debentures from Bancorp to the trust consist of a $20,619,000 note, which is at a floating rate of interest of LIBOR plus 200 basis points, and matures in 2035.

**Off-Balance Sheet Arrangements**. The Company has certain outstanding commitments and obligations that could impact the Company's financial condition, liquidity, revenues or expenses. These commitments and obligations include standby letters of credit, home equity loans, loan commitments, lines of credit, and loans sold and serviced with limited repurchase provisions.

Standby letters of credit, which are obligations of the Company to guarantee performance of borrowers to governmental entities, were $7,866,000 as of December 31, 2004, which was consistent with the balance of $7,982,000 as of December 31, 2003. The Company continues to see demand by its borrowers for letter of credit requirements.

Construction loans in process totaled $123,195,000 at December 31, 2004.

Home equity loans increased $5,355,000, or 44.1%, from $12,142,000 as of December 31, 2003 to $16,497,000 as of December 31, 2004. Home equity loans are loans that allow the borrowers to draw funds up to a specified loan amount, from time to time. The Company's management believes it has sufficient liquidity resources to have the funding available as these borrowers draw on these loans. This increase was a result of the general increase in loan demand and the continued low interest rates offered on home equity loans.

Loan commitments as of December 31, 2004 were $18,188,000, compared to $24,520,000 as of December 31, 2003, a decrease of $6,332,000, or 25.8%. Loan commitments are obligations of the Company to provide loans, and such commitments are made in the usual course of business. This decrease was a result of a temporary timing difference of new loan commitments at the end of 2004.

Lines of credit, which are obligations of the Company to fund loans made to certain borrowers, totaled $24,831,000 as of December 31, 2004, compared to $20,436,000 as of December 31, 2003. This increase of $4,395,000, or 21.5%, was a result of increased demand for this type of loan product. The Company's management believes it has sufficient liquidity resources to have the funding available as these borrowers draw on these loans.

Loans sold and serviced with limited repurchase provisions decreased $7,168,000, or 21.8%, from $32,877,000 as of December 31, 2003, to $25,709,000 as of December 31, 2004. This decrease was the result of the slowdown in the market for loans sold on the secondary market.

The Company uses the same credit policies in making commitments and conditional obligations as it does for its on-balance sheet instruments.

**Comparison of Results of Operations for the Years Ended December 31, 2004 and 2003.**

**General.** Bancorp's net income for the year ended December 31, 2004 was $12,931,000, or $1.56 per share diluted, after the two-for-one stock split effective December 15, 2004. This is compared to $11,329,000, or $1.33 per share diluted, as adjusted for the stock split, for the year ended December 31, 2003. This increase of $1,602,000, or 14.1%, was primarily the result of the continued growth in the Company's mortgage portfolio coupled with the Company's continued ability to maintain low operating expenses.

**Net Interest Income.** Net interest income (interest earned net of interest charges) totaled $29,988,000 for the year ended December 31, 2004, compared to $24,746,000 for the year ended December 31, 2003, an increase of $5,242,000 or 21.2%. This increase was primarily due to the growth in the loan portfolio which offset a decrease in the Company's interest rate spread of .17% to 4.60% for the year ended December 31, 2004, compared to 4.77% for the same period in 2003. The Company's interest rate spread decreased over the past year because interest rates earned on the Bank's loans have fallen faster than the interest rates paid on the Bank's interest bearing liabilities. The Company is uncertain whether it will be able to continue to attract low cost liabilities, as it has done in the last year due to the general expectation of rising interest rates in the future.

**Provision for Loan Losses.** The Bank's loan portfolio is subject to varying degrees of credit risk and an allowance for loan losses is maintained to absorb losses inherent in its loan portfolio. Credit risk includes, but is not limited to, the potential for borrower default and the failure of collateral to be worth what the Bank determined it was worth at the time of the granting of the loan. The Bank monitors its loan portfolio at least as often as quarterly and its loan delinquencies at least as often as monthly. All loans that are delinquent and all loans within the various categories of the Bank's portfolio as a group are evaluated. The Bank's Board, with the advice and recommendation of the Bank's delinquency committee, estimates an allowance to be set aside for loan losses. Included in determining the calculation are such factors as the inherent risk contained within the portfolio after considering the state of the general economy, economic trends, consideration of particular risks inherent in different kinds of lending and consideration of known information that may affect loan collectibility. An increase in the loan loss provision from the beginning of the year to the end of a year is the result after an analysis of the aforementioned factors and applying that rationale to the total portfolio.

The greater the construction, commercial and higher loan-to-value loans that are contained in the portfolio, the greater will be the allowance for loan losses. Changes in estimation methods may take place based upon the status of the economy and the estimate of the value of collateral and, as a result, the allowance may increase or decrease. The Bank believes that some portions of its loan portfolio have greater actual risk and, in other areas, there is greater inherent risk. The loan loss allowance has increased when the Board believes trends are negative and contributions to the allowance have decreased when trends are more positive. Management believes that the allowance for loan losses is adequate.

As of December 31, 2004, the total allowance for loan losses was $5,935,000 as compared to $4,832,000 as of December 31, 2003, which is an increase of $1,103,000, or 22.8%. The increase was a result of the current year's addition to the allowance and minimal charge offs being incurred. During the year ended December 31, 2004, the provision for loan losses was $1,200,000 compared to $900,000 for the year ended December 31, 2003. This increase of $300,000 or 33.3%, was a result of increased loan growth and management's determination that adding to the provision for loan losses was, more or less appropriate for the level of inherent risk in its portfolio as compared to the year ended December 31, 2003.

**Other Income and Non Interest Expense.** Mortgage banking activities decreased $1,056,000, or 42.4% to $1,435,000 for the year ended December 31, 2004, compared to $2,491,000 for the same period last year. This decrease is primarily the result of a $772,000 decrease in gain on sale of loans, and a $284,000 decrease in mortgage processing and servicing fees for the year ended December 31, 2004 compared to the same period last year. The decrease in the gain on sale of loans is attributable to the reduction in 2004 of loans sold on the secondary market. The decrease in mortgage processing and servicing fees relates to a slowdown during 2004 of residential mortgages being refinanced and the reduction in loans sold on the secondary market.

Real estate commissions and real estate management fees for the year ended December 31, 2004 were $1,234,000 and $404,000, respectively, as compared to $1,160,000 and $369,000, respectively, for the same period last year. In the aggregate, this was an increase of $109,000 or 7.1%. This increase is primarily due to increased activity from the continued strong real estate market and a focus on the commercial market, which generally generates higher revenues.

Compensation and related expenses totaled $8,167,000 for the year ended December 31, 2004 compared to $6,976,000 for the year ended December 31, 2003, an increase of $1,191,000 or 17.1%. This increase was the result of additional Bank employees needed for a new branch that opened in 2004, and increased loan volume. As of December 31, 2004, the Company had 95 full-time equivalent employees compared to 81 at December 31, 2003.

Other non-interest expense totaled $2,434,000 for the year ended December 31, 2004 compared to $2,106,000 for the year ended December 31, 2003, an increase of $328,000, or 15.6%. This increase is primarily a result of increased advertising for the new branch, and an increase in office expenses for the new branch and additional employees hired during 2004.

Income taxes for the year ended December 31, 2004 were $8,258,000, compared to $7,575,000 for the year ended December 31, 2003, an increase of $683,000 or 9.0%. The effective tax rate for the years ended December 31, 2004 and 2003 was 39.0% and 40.0%, respectively.

**Liquidity and Capital Resources.** Bancorp's liquidity is determined by its ability to raise funds through loan payments, maturing investments, deposits, borrowed funds, capital, or the sale of loans. Based on the internal and external sources available, Bancorp's liquidity position exceeded anticipated short-term and long-term needs at December 31, 2004. Core deposits, considered to be stable funding sources and defined to include all deposits except time deposits of $100,000 or more, equaled 73.7% of total deposits at December 31, 2004. The Bank's experience is that a substantial portion of certificates of deposit will renew at time of maturity and will remain on deposit with the Bank. Additionally, loan payments, maturities, deposit growth and earnings contribute a flow of funds available to meet liquidity requirements.

In addition to its ability to generate deposits, Bancorp has external sources of funds which may be drawn upon when desired. The primary source of external liquidity is an available line of credit equal to 30% of the Bank's assets with FHLB-Atlanta. The available line of credit with FHLB-Atlanta was $210,422,000 at December 31, 2004, of which $89,000,000 was outstanding at that time.

In assessing its liquidity the management of Bancorp considers operating requirements, anticipated deposit flows, expected funding of loans, deposit maturities and borrowing availability, so that sufficient funds may be available on short notice to meet obligations and business opportunities as they arise. In addition, management expects to incur an additional $17,578,000, before interior fit-out, for construction costs associated with its new headquarters. Construction is expected to be completed in February 2006. As of December 31, 2004 Bancorp had $18,188,000 outstanding in loan commitments, which Bancorp expects to fund from the sources of liquidity described above. This amount does not include undisbursed lines of credit, home equity loans and standby letters of credit, in the aggregate amount of $50,194,000, which Bancorp anticipates it will be able to fund, if required, from these liquidity sources in the regular course of business.

In addition to the foregoing, the payment of dividends is a use of cash, but is not expected to have a material effect on liquidity.

Contractual Obligations

The following table contains for the periods indicated information regarding the financial obligations owing by the Company for leases of certain properties.

| | Payments due by period (dollars in thousands) | | | | |
|---|---|---|---|---|---|
| | **Total** | **Less than 1 year** | **1-3 years** | **3-5 years** | **More than 5 years** |
| Long term debt | $89,000 | $2,000 | $25,000 | $10,000 | $52,000 |
| Subordinated debentures | 20,619 | - | - | - | 20,619 |
| Operating lease obligations | 399 | 99 | 145 | 120 | 35 |
| Certificates of Deposit | 356,447 | 231,089 | 105,879 | 19,438 | 41 |
| Total | $466,465 | $233,188 | $131,024 | $29,558 | $72,695 |

**Comparison of Operating Results for the Years Ended December 31, 2003 and 2002**

**General.** Bancorp's net income for the year ended December 31, 2003 was $11,329,000 or $1.33 per share diluted, compared to $8,948,000, or $1.06 per share diluted, for the year ended December 31, 2002, an increase of $2,381,000, or 26.6%. This increase was primarily the result of increases in loan origination volume and in the loan portfolio, as well as the increase in interest income, coupled with a reduction in the cost of deposits and other liabilities.

**Net Interest Income.** Net interest income (interest earned net of interest charges) totaled $24,746,000 for the year ended December 31, 2003, compared to $19,603,000 for the year ended December 31, 2002, an increase of $5,143,000, or 26.2%. The change was primarily due to growth in the loan portfolio and reduction of interest on deposits. The interest rate spread increased to 4.77% at December 31, 2003 compared to 4.59% at December 31, 2002. The Bank's interest rate spread increased because interest rates paid on the Bank's deposits have fallen faster than the interest rates earned on the Bank's assets.

**Provision for Loan Losses.** During the year ended December 31, 2003, the provision for loan losses was $900,000 compared to $670,000 for the year ended December 31, 2002. This increase of $230,000, or 34.3%, was a result of the Bank's management assessment of the adequacy of the loan provision by considering the nature and size of the loan portfolio, the overall portfolio quality, and specific problem loans. As of December 31, 2003, the allowance for loan losses was $4,832,000, compared to $3,991,000 as of December 31, 2002, an increase of $841,000, or 21.1%. This increase was a result of contributions made to the provision for loan losses without any material charge offs to reduce the overall allowance for loan losses.

**Other Income and Non Interest Expense.** Mortgage banking activities increased $503,000, or 25.3%, to $2,491,000 for the year ended December 31, 2003, compared to $1,988,000 for the year ended December 31, 2002. This increase was primarily the result of an $299,000 increase in gain on sale of loans, and a $204,000 increase in mortgage processing and servicing fees for the year ended December 31, 2003 compared to the same period last year. The increases are attributable to the increase volume in loan originations and increased refinancing of residential mortgages in 2003 compared to 2002.

Real estate commissions and real estate management fees for the year ended December 31, 2003 were $1,160,000 and $369,000, respectively, compared to $1,237,000 and $383,000, respectively, for the year ended

December 31, 2002. In the aggregate, this decrease was $91,000, or 5.6%, and was primarily the result of the timing of commercial real estate activity.

Compensation and related expenses totaled $6,976,000 for the year ended December 31, 2003, compared to $6,065,000 for the year ended December 31, 2002, an increase of $911,000, or 15.0%. The increase during 2003 was primarily attributable to increased staffing and compensation levels due to the increase in loan production commissions at Hyatt Commercial.

Other non-interest expense totaled $2,106,000 for the year ended December 31, 2003, compared to $1,894,000 for the year ended December 31, 2002, an increase of $212,000, or 11.2%. This increase is primarily a result of increased advertising, and an increase in office expenses for the additional employees hired during 2003

Income taxes for the year ended December 31, 2003 were $7,575,000, compared to $5,671,000 for the year ended December 31, 2002. The effective tax rate for the years ended December 31, 2003 and 2002 were 40.0% and 38.8%, respectively.

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk

**Qualitative Information About Market Risk.** The principal objective of Bancorp's interest rate risk management is to evaluate the interest rate risk included in balance sheet accounts, determine the level of risks appropriate given Bancorp's business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with Bancorp's interest rate risk management policy. Through this management, Bancorp seeks to reduce the vulnerability of its operations to changes in interest rates. The Board of Directors of Bancorp is responsible for reviewing assets/liability policies and interest rate risk position. The Board of Directors reviews the interest rate risk position on a quarterly basis and, in connection with this review, evaluates Bancorp's business activities and strategies, the effect of those strategies on Bancorp's net interest margin and the effect that changes in interest rates will have on Bancorp's loan portfolio. While continuous movement of interest rates is certain, the extent and timing of these movements is not always predictable. Any movement in interest rates has an effect on Bancorp's profitability. Bancorp faces the risk that rising interest rates could cause the cost of interest bearing liabilities, such as deposits and borrowings, to rise faster than the yield on interest earning assets, such as loans and investments. Bancorp's interest rate spread and interest rate margin may be negatively impacted in a declining interest rate environment even though Bancorp generally borrows at short-term interest rates and lends at longer-term interest rates. This is because loans and other interest earning assets may be prepaid and replaced with lower yielding assets before the supporting interest bearing liabilities reprice downward. Bancorp's interest rate margin may also be negatively impacted in a flat or inverse-yield curve environment. Mortgage origination activity tends to increase when interest rates trend lower and decrease when interest rates rise.

Bancorp's primary strategy to control interest rate risk is to sell substantially all long-term fixed-rate loans in the secondary market. To further control interest rate risk related to its loan servicing portfolio, Bancorp originates a substantial amount of construction loans that typically have terms of one year or less. The turnover in construction loan portfolio assists Bancorp in maintaining a reasonable level of interest rate risk.

**Quantitative Information About Market Risk.** The primary market risk facing Bancorp is interest rate risk. From an enterprise prospective, Bancorp manages this risk by striving to balance its loan origination activities with the interest rate market. Bancorp attempts to maintain a substantial portion of its loan portfolio in short-term loans such as construction loans. This has proven to be an effective hedge against rapid increases in interest rates as the construction loan portfolio reprices rapidly.

The matching of maturity or repricing of interest earning assets and interest bearing liabilities may be analyzed by examining the extent to which these assets and liabilities are interest rate sensitive and by monitoring the Bank's interest rate sensitivity gap. An interest earning asset or interest bearing liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. The difference between rate sensitive assets and rate sensitive liabilities represents the Bank's interest sensitivity gap.

Exposure to interest rate risk is actively monitored by Bancorp's management. Its objective is to maintain a consistent level of profitability within acceptable risk tolerances across a board range of potential interest rate environments. Bancorp uses the OTS Net Portfolio Value ("NPV") model to monitor its exposure to interest rate risk, which calculates changes in NPV. The following table represents Bancorp's NPV at December 31, 2004. The NPV was calculated by the OTS, based upon information provided to the OTS.

**INTEREST RATE SENSITIVITY OF NET PORTFOLIO VALUE (NPV)**

| | | Net Portfolio Value | | NPV as % of PV of Assets | |
|---|---|---|---|---|---|
| Change In Rates | $ Amount | $ Change | % Change | NPV Ratio | Change |
| | | (dollars are in thousands) | | | |
| +300 bp | 92,605 | (13,851) | (13%) | 13.13% | (143bp) |
| +200 bp | 98,035 | (8,420) | (8%) | 13.72% | (85bp) |
| +100 bp | 102,835 | (3,621) | (3%) | 14.22% | (35bp) |
| 0 bp | 106,456 | | | 14.57% | |
| -100 bp | 108,895 | 2,439 | +2% | 14.77% | +20bp |
| -200 bp | - | - | -% | -% | -bp |
| -300 bp | - | - | -% | -% | -bp |

| | 12/31/2004 | 09/30/2004 | 12/31/2003 |
|---|---|---|---|
| RISK MEASURES: FOR A GIVEN RATE SHOCK | | | |
| Pre-Shock NPV Ratio: NPV as % of PV of Assets | 14.57% | 12.30% | 13.52% |
| Post-Shock NPV Ratio | 13.72% | 11.67% | 12.51% |
| Sensitivity Measure: Decline in NPV Ratio | 85bp | 63bp | 100bp |
| TB 13a Level of Risk | Minimal | Minimal | Minimal |

Note: Calculations of 2/12/2005 using CMR data edited 2/11/2005. CMR Report filing is required. For this quarter, the Sensitivity Measure is defined as the decline in the pre-shock NPV ratio caused by a 100 basis point decrease of a 200 basis point increase in interest rates, whichever produces the larger decline.

Due to the abnormally low prevailing interest rate environment, this report no longer provides NPV estimates for changes in interest rates of (200) or greater.

## Item 8. Financial Statements and Supplementary Data

Financial statements and supplementary data are included herein at pages F1 through F34.

## Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

## Item 9A. Controls and Procedures

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of its disclosure controls and procedures (as defined in Securities Exchange Act Rule 13a-15(e)) as of December 31, 2004. During its evaluation, management discovered that certain cash accounts maintained by the Company at other financial institutions were not reconciled by the Company. The Company is now in the process of reconciling these accounts which involve a discrepancy in the amount of approximately $500,000 at December 31, 2004. Management expects to have the accounts reconciled by the end of the first quarter reporting period ending on March 31, 2005. It is anticipated that any required adjustments, charges or reserves will be taken during this period. Management does not believe that the required adjustments, if any will have a material adverse effect on the Company's financial condition. Management has implemented additional controls over this process since year-end to correct this deficiency, including requiring reconciliation of such accounts on a daily basis. Based upon this evaluation, and after implementing the additional controls discussed above, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the period covered by this report, the Company's disclosure controls and procedures are adequate in reaching a reasonable level of assurance that material information relating to the Company and its consolidated subsidiaries is made known to them by others within those entities, particularly during the period in which are periodic reports are being prepared.

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting, except for the changes discussed above which occurred subsequent to the end of the fourth quarter.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Bancorp have been detected. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

## Item 9B. Other Information

The Company does not have any employees. The executive officers of the Company are employees at-will of the Bank. The Board of Directors of the Bank has a Compensation Committee which determines the compensation of the executive officers of the Company. Annually, the Compensation Committee of the Bank's Board of Directors evaluates profiles of comparable financial institutions to assure that the compensation to its executive officers is comparable to its peer group. Other factors used by the Compensation Committee in determining compensation for its executive officers include an assessment of the overall financial condition of the Bank, including an analysis of the Bank's asset quality, interest rate risk exposure, capital position, net income and consistency of earnings. The Bank's return on average assets and return on equity is considered and compared to its peer group. The complexity of the activities of the executive officers are considered, and intangible items are considered such as the reputation and general standing of the Bank within the community and the likelihood of continuing successful and profitable results.

Based on the considerations set forth above, at its meeting on November 16, 2004, the Compensation Committee approved bonuses for the Bank's executive officers for fiscal year 2004 as follows: Alan J. Hyatt, $151,000; Melvin E. Meekins, Jr. , $107,000; S. Scott Kirkley, $65,000; and Cecelia Lowman, $40,100. In addition, the Compensation Committee, at its meeting on November 16, 2004, approved the annual base salaries of the Bank's executive officers for fiscal year 2005 as follows: Alan J. Hyatt, $250,000; Melvin E. Meekins, Jr., $298,000; S. Scott Kirkley, $208,000; and Cecelia Lowman, $148,000.

# PART III

## Item 10. Directors and Executive Officers of the Registrant

Reference is made to the section captioned "Proposal 1: Election of Directors" in Bancorp's Proxy Statement dated March 21, 2005 for the information required by this Item, which is hereby incorporated by reference.

Reference is made to the section captioned "Stock Ownership" in Bancorp's Proxy Statement dated March 21, 2005 for the information required by this Item, which is hereby incorporated by reference.

Reference is made to the section captioned "Director Independence" in Bancorp's Proxy Statement dated March 21, 2005 for the information required by this Item, which is hereby incorporated by reference.

Reference is made to the section captioned ""Section 16(a) Beneficial Ownership Reporting Compliance" in Bancorp's Proxy Statement dated March 21, 2005 for the information required by this Item, which is hereby incorporated by reference.

**Item 11. Executive Compensation**

Reference is made to the section captioned "Director and Executive Officer Compensation" in Bancorp's Proxy Statement dated March 21, 2005 for the information required by this Item, which is hereby incorporated by reference.

**Item 12. Security Ownership of Certain Beneficial Owners and Management**

Reference is made to the sections captioned "Stock Ownership" and "Director and Executive Officer Compensation" in Bancorp's Proxy Statement dated March 21, 2005 for the information required by this Item, which is hereby incorporated by reference.

The Bank's Stock Option Plan ("Plan") provided for the granting of options to acquire common stock to directors and key employees. Option prices were equal to or greater than fair market value of the common stock at the date of the grant. The Bank granted options to purchase 156,000 shares, of which all have been exercised as of December 31, 2003.

The following table summarizes the status of and changes in the Plan.

| | Shares | Weighted Average Exercise Price |
|---|---|---|
| Outstanding at December 31, 2001 | 105,000 | $5.59 |
| Exercised in 2002 | 85,500 | 5.62 |
| Forfeited in 2002 | 1,500 | 5.50 |
| Outstanding at December 31, 2002 | 18,000 | 5.50 |
| Exercised in 2003 | 16,500 | 5.50 |
| Forfeited in 2003 | 1,500 | 5.50 |
| Outstanding at December 31,2003 | - | $- |

As of December 31, 2004, there were 144,000 options available to be granted under the Plan.

**Item 13. Certain Relationships and Related Transactions**

Reference is made to the section captioned "Certain Relationships and Transactions Where Certain Persons Have Material Interests" in Bancorp's Proxy Statement dated March 21, 2005 for the information required by this Item, which is hereby incorporated by reference.

**Item 14. Principal Accountant Fees and Services**

Reference is made to the section captioned "Relationship with Independent Auditors" in Bancorp's Proxy Statement dated March 21, 2005 for the information required by this Item, which is hereby incorporated by reference.

Reference is made to the section captioned "Report of the Audit Committee" in Bancorp's Proxy Statement dated March 21, 2005 for the information required by this Item, which is hereby incorporated by reference.

## PART IV

**Item 15. Exhibits and Financial Statement Schedules**

(a) The following financial statements of Bancorp and its wholly owned subsidiaries are filed as part of this report:

1. Financial Statements
   - REPORT OF BEARD MILLER COMPANY LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.
   - CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION AT DECEMBER 31, 2004 AND DECEMBER 31, 2003
   - CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002
   - CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002
   - CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002.
   - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PAGES F7 - F34

2. Financial Statement Schedules
   All financial statement schedules have been omitted, as required information is either inapplicable or included in the consolidated financial statements or related notes.

3. Exhibits
   The following exhibits are filed as part of this report:

| Exhibit No. | Description of Exhibit |
|---|---|
| 3.1 | Articles of Incorporation of Severn Bancorp, Inc. [1] |
| 3.2 | Bylaws of Severn Bancorp, Inc. [1] |
| 10.1 | Description of compensation of directors and officers |
| 10.2 | Stock Option Plan |
| 10.5 | Employee Stock Ownership Plan [1] |
| 14 | Code of Ethics [2] |
| 31.1 | Certification of CEO pursuant to Section 302 of Sarbanes-Oxley Act of 2002 |
| 31.2 | Certification of CFO pursuant to Section 302 of Sarbanes-Oxley Act of 2002 |
| 32 | Certification of CEO and CFO pursuant to Section 906 of Sarbanes-Oxley Act of 2002 |

[1] Incorporated by reference to Exhibit bearing the same number in Bancorp's Registration Statement of Form 10 filed with the Securities and Exchange Commission on June 7, 2002.

[2] Incorporated by reference to Exhibit bearing the same number in Bancorp's 2003 Form 10-K filed with the Securities and Exchange Commission on March 25, 2004.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEVERN BANCORP, INC.

March 15, 2005

/s/ Alan J. Hyatt
Alan J. Hyatt
Chairman of the Board, President,
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| | |
|---|---|
| March 15, 2005 | /s/ Alan J. Hyatt<br>Alan J. Hyatt<br>Chairman of the Board,<br>President, Chief Executive Officer<br>and Director |
| March 15, 2005 | /s/ S. Scott Kirkley<br>S. Scott Kirkley, Senior Vice<br>President, Secretary, Treasurer and Director |
| March 15, 2005 | /s/ Melvin E. Meekins, Jr.<br>Melvin E. Meekins, Jr., Executive<br>Vice President and Director |
| March 15, 2005 | /s/ Melvin Hyatt<br>Melvin Hyatt, Director |
| March 15, 2005 | /s/ Ronald P. Pennington<br>Ronald P. Pennington, Director |
| March 15, 2005 | /s/ T. Theodore Schultz<br>T. Theodore Schultz, Director |
| March 15, 2005 | /s/ Albert W. Shields<br>Albert W. Shields, Director |
| March 15, 2005 | /s/ Louis DiPasquale, Jr.<br>Louis DiPasquale, Jr., Director |
| March 15, 2005 | /s/ Keith Stock<br>Keith Stock, Director |

Beard Miller Company LLP
BDO Seidman Alliance
Certified Public Accountants and Consultants

Allentown ◆ Hanover ◆ Harrisburg
Lancaster ◆ Pittsburgh ◆ Reading ◆ York

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Severn Bancorp, Inc.
Annapolis, Maryland

We have audited the accompanying consolidated statements of financial condition of Severn Bancorp, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Severn Bancorp, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

Baltimore, Maryland
March 11, 2005

320 East Market Street P.O. Box 625 Harrisburg, PA 17108-0625
Tel. 717-236-1100 ◆ Fax 717-236-2200 ◆ www.beardmiller.com

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(dollars in thousands, except per share data)

| | December 31, | |
|---|---|---|
| | 2004 | 2003 |
| **ASSETS** | | |
| Cash and due from banks | $7,950 | $4,055 |
| Interest bearing deposits in other banks | 3,259 | 457 |
| Federal funds sold | 6,829 | 3,914 |
| Cash and cash equivalents | 18,038 | 8,426 |
| Investment securities held to maturity | 9,955 | 12,721 |
| Loans held for sale | 6,654 | 3,175 |
| Loans receivable, net of allowance for loan losses of $5,935 and $4,832, respectively | 650,313 | 502,851 |
| Premises and equipment, net | 7,004 | 5,327 |
| Federal Home Loan Bank stock at cost | 5,083 | 3,250 |
| Accrued interest receivable and other assets | 6,569 | 4,721 |
| Total assets | $703,616 | $540,471 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Liabilities | | |
| Deposits | $527,413 | $419,726 |
| Short-term borrowings | - | 6,000 |
| Long-term borrowings | 89,000 | 59,000 |
| Subordinated debentures | 20,619 | - |
| Accrued interest payable and other liabilities | 2,430 | 2,775 |
| Total liabilities | 639,462 | 487,501 |
| Minority interest – preferred securities of subsidiary | 4,000 | 4,000 |
| Stockholders' Equity | | |
| Common stock, $0.01 par value, 20,000,000 shares authorized; 8,318,184 and 4,159,092 issued and outstanding, respectively | 83 | 42 |
| Additional paid-in capital | 11,516 | 11,516 |
| Retained earnings | 48,555 | 37,412 |
| Total stockholders' equity | 60,154 | 48,970 |
| Total liabilities and stockholders' equity | $703,616 | $540,471 |

The accompanying notes to consolidated financial statements are an integral part of these statements

## SEVERN BANCORP, INC. AND SUBSIDIARIES
## Annapolis, Maryland
## CONSOLIDATED STATEMENTS OF INCOME
(dollars in thousands, except per share data)

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| **Interest Income** | | | |
| Loans | $43,881 | $36,403 | $32,723 |
| Securities, taxable | 419 | 453 | 416 |
| Other | 319 | 231 | 263 |
| Total interest income | 44,619 | 37,087 | 33,402 |
| **Interest Expense** | | | |
| Deposits | 11,292 | 10,961 | 12,300 |
| Short-term borrowings | 259 | 9 | 155 |
| Long-term borrowings | 3,080 | 1,371 | 1,344 |
| Total interest expense | 14,631 | 12,341 | 13,799 |
| Net interest income | 29,988 | 24,746 | 19,603 |
| Provision for loan losses | 1,200 | 900 | 670 |
| Net interest income after provision for loan losses | 28,788 | 23,846 | 18,933 |
| **Other Income** | | | |
| Mortgage banking activities | 1,435 | 2,491 | 1,988 |
| Real estate commissions | 1,234 | 1,160 | 1,237 |
| Real estate management fees | 404 | 369 | 383 |
| Gain on sale of foreclosed real estate | - | 169 | - |
| Other income | 539 | 485 | 525 |
| Total other income | 3,612 | 4,674 | 4,133 |
| **Non-Interest Expenses** | | | |
| Compensation and related expenses | 8,167 | 6,976 | 6,065 |
| Occupancy | 610 | 534 | 488 |
| Other | 2,434 | 2,106 | 1,894 |
| Total non-interest expenses | 11,211 | 9,616 | 8,447 |
| Income before income tax provision | 21,189 | 18,904 | 14,619 |
| Income tax provision | 8,258 | 7,575 | 5,671 |
| Net income | $12,931 | $11,329 | $8,948 |
| Basic earnings per share | $1.56 | $1.34 | $1.06 |
| Diluted earnings per share | $1.56 | $1.33 | $1.06 |

The accompanying notes to consolidated financial statements are an integral part of these statements.

# SEVERN BANCORP, INC. AND SUBSIDIARIES
## Annapolis, Maryland
## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
### Years Ended December 31, 2004, 2003, and 2002
(dollars in thousands, except per share data)

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|
| Balance - December 31, 2001 | $13 | $10,817 | $20,000 | $30,830 |
| Comprehensive Income | | | | |
| Net income | - | - | 8,948 | 8,948 |
| Three-for-one stock split in the form of a 200% dividend | 27 | - | (27) | - |
| Exercise of 85,500 options | 1 | 479 | - | 480 |
| Tax benefit of exercised options | - | 130 | - | 130 |
| Other | - | - | (221) | (221) |
| Dividends on common stock ($.12 per share) | - | - | (986) | (986) |
| Balance - December 31, 2002 | 41 | 11,426 | 27,714 | 39,181 |
| Comprehensive Income | | | | |
| Net income | - | - | 11,329 | 11,329 |
| Exercise of 16,500 options | 1 | 90 | - | 91 |
| Other | - | - | (221) | (221) |
| Dividends on common stock ($.17 per share) | - | - | (1,410) | (1,410) |
| Balance - December 31, 2003 | 42 | 11,516 | 37,412 | 48,970 |
| Comprehensive Income | | | | |
| Net income | - | - | 12,931 | 12,931 |
| Two-for-one stock split in the form of a 100% dividend | 41 | - | (41) | - |
| Dividends on common stock ($.21 per share) | - | - | (1,747) | (1,747) |
| Balance - December 31, 2004 | $83 | $11,516 | $48,555 | $60,154 |

The accompanying notes to consolidated financial statements are an integral part of these statements.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| **Cash Flows from Operating Activities** | | | |
| Net income | $12,931 | $11,329 | $8,948 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | | |
| Amortization of deferred loan fees | (3,390) | (2,417) | (2,123) |
| Net amortization (accretion) of premiums and discounts | 33 | 78 | (4) |
| Provision for loan losses | 1,200 | 900 | 670 |
| Provision for depreciation | 329 | 291 | 260 |
| Gain on sale of foreclosed real estate | - | (169) | - |
| Gain on sale of loans | (791) | (1,563) | (1,264) |
| Proceeds from loans sold to others | 71,664 | 135,435 | 101,798 |
| Loans originated for sale | (74,370) | (119,660) | (110,565) |
| Principal collected on loans originated for sale | 18 | 94 | 48 |
| Tax effect of exercised options | - | - | 130 |
| Increase in accrued interest receivable and other assets | (1,848) | (313) | (862) |
| Decrease in accrued interest payable and other liabilities | (346) | (464) | (64) |
| Net cash provided by (used in) operating activities | 5,430 | 23,541 | (3,028) |
| **Cash Flows from Investing Activities** | | | |
| Purchase of investment securities | - | (14,485) | (9,760) |
| Proceeds from maturing investment securities | 1,000 | 8,000 | 7,000 |
| Principal collected on mortgage backed securities | 1,733 | 3,318 | 308 |
| Net increase in loans | (145,271) | (99,716) | (64,544) |
| Loans purchased | - | (246) | (197) |
| Proceeds from sale of foreclosed real estate | - | 393 | 88 |
| Investment in premises and equipment | (2,006) | (880) | (355) |
| (Purchase) Redemption of FHLB stock | (1,833) | (1,350) | 600 |
| Net cash used in investing activities | (146,377) | (104,966) | (66,860) |

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| **Cash Flows from Financing Activities** | | | |
| Net increase in deposits | $107,687 | $41,510 | $91,016 |
| Net increase (decrease) in short term borrowings | (6,000) | 6,000 | (17,000) |
| Additional borrowed funds, long term | 35,000 | 35,000 | 17,000 |
| Repayment of borrowed funds, long term | (5,000) | (10,000) | (8,000) |
| Cash dividends paid | (1,747) | (1,410) | (986) |
| Proceeds from exercise of options | - | 91 | 480 |
| Proceeds from issuance of subordinated debentures | 20,619 | - | - |
| Net cash provided by financing activities | 150,559 | 71,191 | 82,510 |
| Increase (Decrease) in cash and cash equivalents | 9,612 | (10,234) | 12,622 |
| Cash and cash equivalents at beginning of year | 8,426 | 18,660 | 6,038 |
| Cash and cash equivalents at end of year | $18,038 | $8,426 | $18,660 |
| Supplemental disclosure of cash flows information: | | | |
| Cash paid during year for: | | | |
| Interest | $14,587 | $12,433 | $13,805 |
| Income taxes | $8,559 | $7,577 | $5,556 |

The accompanying notes to consolidated financial statements are an integral part of these statements.

## Note 1 - Summary of Significant Accounting Policies

A. **Principles of Consolidation** - The consolidated financial statements include the accounts of Severn Bancorp, Inc. ("the Corporation"), and its wholly-owned subsidiaries, Louis Hyatt, Inc., SBI Mortgage Company and SBI Mortgage Company's subsidiary, Crownsville Development Corporation, and its subsidiary, Crownsville Holdings I, LLC, and Severn Savings Bank, FSB ("the Bank"), and the Bank's subsidiaries, Homeowners Title and Escrow Corporation, Severn Financial Services Corporation, Creekside Commons, LLC, SSB Realty Holdings, LLC, SSB Realty Holdings II, LLC, HS West, LLC and Severn Preferred Capital Corporation ("the Company"). All intercompany accounts and transactions have been eliminated in the accompanying financial statements.

Severn Preferred Capital Corporation, which qualified as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended, liquidated effective January 31, 2005.

B. **Business** - The Bank's primary business activity is the acceptance of deposits from the general public and the use of the proceeds for investments and loan originations. The Bank is subject to competition from other financial institutions. In addition, the Bank is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

The Corporation has no reportable segments. Management does not separately allocate expenses, including the cost of funding loan demand, between the retail and real estate operations of the Corporation.

C. **Estimates** - The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses.

**Note 1 - Summary of Significant Accounting Policies - Continued**

D. **Investments and Mortgage Backed Securities Held to Maturity** - Investments and mortgage backed securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of held to maturity securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

E. **Loans Held for Sale** - Loans held for sale are carried at lower of cost or market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. Mortgage loans held for sale are generally sold with the mortgage servicing rights released by the Bank. Gains and losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold.

F. **Loans** - Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well secured and in process of collection. Past due status is based on contractual terms of the loan. In all cases, loans are placed on a non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

**Note 1 - Summary of Significant Accounting Policies - Continued**

G. **Allowance for Loan Losses -** An allowance for loan losses is provided through charges to income in an amount that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. Determining the amount of the allowance for loan losses requires the use of estimates and assumptions, which is permitted under generally accepted accounting principles. Actual results could differ significantly from those estimates. Management believes the allowance for losses on loans is adequate. While management uses available information to estimate losses on loans, future additions to the allowances may be necessary based on changes in economic conditions, particularly in the State of Maryland. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) or the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

**Note 1 - Summary of Significant Accounting Policies - Continued**

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment, include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

H. **Foreclosed Real Estate -** Real estate acquired through or in the process of foreclosure is recorded at fair value. Management periodically evaluates the recoverability of the carrying value of the real estate acquired through foreclosure using estimates as described under the caption "Allowance for Loan Losses". In the event of a subsequent decline, management provides an additional allowance, to reduce real estate acquired through foreclosure to fair value less estimated disposal cost. Expenses incurred on foreclosed real estate prior to disposition are charged to expense. Gains on the sale of foreclosed real estate are recognized upon disposition of the property.

**Note 1 - Summary of Significant Accounting Policies - Continued**

I. **Loan Servicing** - The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using pricing sheets from correspondent purchasers. Mortgage servicing rights totaled $6,000 and $13,000 at December 31, 2004 and 2003, respectively, and are included in Other Assets.

J. **Transfers of Financial Assets** – Transfers of financial assets, including loan and loan participation sales, are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Corporation, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

K. **Premises and Equipment** - Premises and equipment are carried at cost less accumulated depreciation. Depreciation and amortization of premises and equipment is accumulated by the use of the straight-line method over the estimated useful lives of the assets. Additions and improvements are capitalized, and charges for repairs and maintenance are expensed when incurred. The related cost and accumulated depreciation are eliminated from the accounts when an asset is sold or retired and the resultant gain or loss is credited or charged to income.

L. **Income Taxes** - Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets are recognized only to the extent that it is more likely than not that such amounts will be realized based on consideration of available evidence. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

M. **Statement of Cash Flows** - In the statement of cash flows, cash and cash equivalents include cash, amounts due from banks, Federal Home Loan Bank of Atlanta overnight deposits, and federal funds sold.

**Note 1 - Summary of Significant Accounting Policies - Continued**

N. **Earnings Per Share -** Basic earnings per share of common stock for the years ended December 31, 2004, 2003 and 2002 is computed by dividing net income available to common stockholders by 8,318,184, 8,293,132 and 8,184,376, respectively, the weighted average number of shares of common stock outstanding for each year. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by the Corporation relate solely to outstanding stock options, and are determined using the treasury stock method. Diluted earnings per share of common stock for the years ended December 31, 2004, 2003 and 2002, is computed by dividing net income available to common stockholders for each year by 8,318,184, 8,314,604 and 8,206,446, respectively, the weighted average number of diluted shares of common stock. The above amounts have been retroactively adjusted to give effect to a 2-for-1 stock split in the form of a 100% stock dividend declared in November 2004.

O. **Employee Stock Ownership Plan -** The Corporation accounts for its Employee Stock Ownership Plan ("ESOP") in accordance with Statement of Position 93-6 of the Accounting Standards Division of the American Institute of Certified Public Accountants. The Corporation records compensation expense equal to the cash contribution called for under the Plan. All ESOP shares are included in the weighted average shares outstanding for earnings per share computations. All dividends paid on ESOP shares are charged to retained earnings.

P. **Advertising Cost -** Advertising cost is expensed as incurred and totaled $240,000, $131,000 and $131,000 for the years ended December 31, 2004, 2003, and 2002, respectively.

Q. **Reclassifications -** Certain prior year amounts have been reclassified to conform to the current year's method of presentation. These reclassifications had no effect on net income.

R. **Recent Accounting Pronouncements –** In March 2004, the SEC released Staff Accounting Bulletin (SAB) No. 105, "Application of Accounting Principles to Loan Commitments." SAB 105 provides guidance about the measurements of loan commitments recognized at fair value under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." SAB 105 also requires companies to disclose their accounting policy for those loan commitments including methods and assumptions used to estimate fair value and associated hedging strategies. SAB 105 is effective for all loan commitments accounted for as derivatives that are entered into after March 31, 2004. The adoption of SAB 105 did not have a material effect on the Corporation's consolidated financial statements.

**Note 1 - Summary of Significant Accounting Policies - Continued**

In December 2003, the Accounting Standards Executive Committee issued Statement of Position 03-3 (SOP 03-3), "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities acquired in a transfer, including business combinations, if those differences are attributable, at least in part, to credit quality. SOP 03-3 is effective for loans or debt securities acquired in fiscal years beginning after December 15, 2004. The Corporation adopted the provisions of SOP 03-3 effective January 1, 2005, and the initial implementation did not have any effect on the Corporation's consolidated financial statements. Such guidance, however, will have an effect on the accounting for future business combinations after the effective date.

**Note 2 - Investment Securities**

The amortized cost and fair value of investment securities held to maturity are as follows:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| | | (dollars in thousands) | | |
| December 31, 2004: | | | | |
| Federal Home Loan Bank ("FHLB") Notes | $5,000 | $- | $78 | $4,922 |
| Mortgage backed securities | 4,955 | 7 | 70 | 4,892 |
| | $9,955 | $7 | $148 | $9,814 |
| December 31, 2003: | | | | |
| Federal Home Loan Bank ("FHLB") Notes | $6,000 | $- | $78 | $5,922 |
| Mortgage backed securities | 6,721 | 18 | 45 | 6,694 |
| | $12,721 | $18 | $123 | $12,616 |

FHLB Notes in the amount of $2,000,000 and mortgage backed securities in the amount of $1,816,000 are pledged as collateral for the Bank's standby letters of credit issued on behalf of various borrowers and developers in favor of Anne Arundel County.

The scheduled maturities of investment securities held to maturity are as follows at December 31, 2004:

| | Amortized Cost | Fair Value |
|---|---|---|
| | (dollars in thousands) | |
| Due after one year through five years | $5,815 | $5,700 |
| More than five to ten years | 1,000 | 1,000 |
| Greater than 10 years | 3,140 | 3,114 |
| | $9,955 | $9,814 |

**Note 2 - Investment Securities - Continued**

The following table shows fair value and unrealized losses, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position as of December 31, 2004. Included in the table are two Federal Home Loan Bank notes and four mortgage backed securities. Management believes that the unrealized losses are the result of interest rate levels differing from those existing at the time of purchase of the securities and, as to mortgage backed securities, actual and estimated prepayment speeds. These unrealized losses are considered temporary as they reflect fair values on December 31, 2004 and are subject to change daily as interest rates fluctuate.

| | Less than 12 months | | 12 Months or More | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| | (dollars in thousands) | | | | | |
| Federal Home Loan Bank Notes | $1,975 | $25 | $1,947 | $53 | $3,922 | $78 |
| Mortgage Backed Securities | 4,830 | 70 | - | - | 4,830 | 70 |
| Total temporarily impaired securities | $6,805 | $95 | $1,947 | $53 | $8,752 | $148 |

## Note 3 - Loans Receivable

Loans receivable consist of the following:

| | December 31, | |
|---|---|---|
| | 2004 | 2003 |
| | (dollars in thousands) | |
| Residential mortgage | $215,767 | $187,498 |
| Construction, land acquisition and development | 343,101 | 240,757 |
| Land | 33,419 | 25,820 |
| Lines of credit | 29,096 | 19,581 |
| Commercial real estate | 127,768 | 106,823 |
| Commercial non-real estate | 3,859 | 3,813 |
| Home equity | 28,101 | 18,391 |
| Consumer | 2,489 | 2,364 |
| | 783,600 | 605,047 |
| Less | | |
| Loans in process | (123,195) | (94,020) |
| Allowance for loan losses | (5,935) | (4,832) |
| Deferred loan origination fees | (4,157) | (3,344) |
| | $650,313 | $502,851 |

Residential lending is generally considered to involve less risk than other forms of lending, although payment experience on these loans is dependent to some extent on economic and market conditions in the Bank's lending area. Multifamily residential, commercial, construction and other loan repayments are generally dependent on the operations of the related properties or the financial condition of its borrower or guarantor. Accordingly, repayment of such loans can be more susceptible to adverse conditions in the real estate market and the regional economy.

A substantial portion of the Bank's loans receivable are mortgage loans secured by residential and commercial real estate properties located in the State of Maryland. Loans are extended only after evaluation by management of customers' creditworthiness and other relevant factors on a case-by-case basis. The Bank generally does not lend more than 90% of the appraised value of a property and requires private mortgage insurance on residential mortgages with loan-to-value ratios in excess of 80%.

**Note 3 - Loans Receivable - Continued**

In addition, the Bank generally obtains personal guarantees of repayment from borrowers and/or others for construction, commercial and multifamily residential loans and disburses the proceeds of construction and similar loans only as work progresses on the related projects.

The following is a summary of the allowance for loan losses for the three years ended December 31:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| | (dollars in thousands) | | |
| Balance at beginning of year | $4,832 | $3,991 | $3,353 |
| Provision for loan losses | 1,200 | 900 | 670 |
| Charge-offs | (97) | (59) | (32) |
| Balance at end of year | $5,935 | $4,832 | $3,991 |

The following table summarizes impaired loans as defined by SFAS No.114 for the years ended December 31:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| | (dollars in thousands) | | |
| Recorded investment | $- | $- | $253 |
| Average balances | $- | $- | $372 |
| Interest income that would have been recorded | $- | $- | $30 |
| Interest income recognized | $- | $- | $22 |
| Interest income not recognized | $- | $- | $8 |

**Note 3 - Loans Receivable - Continued**

Nonaccrual loans amounted to approximately $939,000 and $469,000 at December 31, 2004 and 2003, respectively. The Bank had no loans greater than ninety days past due and still accruing at December 31, 2004 and 2003.

Interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the years ended December 31, are summarized below:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| | | (dollars in thousands) | |
| Interest income that would have been recorded | $70 | $28 | $126 |
| Interest income recognized | 37 | 17 | 59 |
| Interest income not recognized | $33 | $11 | $ 67 |

Mortgage loans serviced for others not included in the accompanying consolidated statements of financial condition totaled $23,363,000 and $24,016,000 at December 31, 2004 and 2003, respectively

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit risk in excess of the amount recognized in the statement of financial position. The contract amounts of these instruments express the extent of involvement the Bank has in each class of financial instruments.

The Bank's exposure to credit loss from non-performance by the other party to the above mentioned financial instruments is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

**Note 3 - Loans Receivable - Continued**

Unless otherwise noted, the Bank requires collateral or other security to support financial instruments with off-balance-sheet credit risk.

| Financial Instruments Whose Contract Amounts Represent Credit Risk | Contract Amount At December 31, | |
|---|---|---|
| | 2004 | 2003 |
| | (dollars in thousands) | |
| Standby letters of credit | $7,866 | $7,982 |
| Home equity lines of credit | 16,497 | 12,142 |
| Unadvanced construction commitments | 123,195 | 94,020 |
| Loan commitments | 18,188 | 24,520 |
| Lines of credit | 24,831 | 20,436 |
| Loans sold and serviced with limited repurchase provisions | $25,709 | $32,877 |

Standby letters of credit are conditional commitments issued by the Bank guaranteeing performance by a customer to various municipalities. These guarantees are issued primarily to support performance arrangements, limited to real estate transactions. The majority of these standby letters of credit expire within the next twelve months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. The Bank requires collateral supporting these letters of credit as deemed necessary. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees. The current amount of the liability as of December 31, 2004 and 2003 for guarantees under standby letters of credit issued is not material.

Home equity lines of credit are loan commitments to individuals as long as there is no violation of any condition established in the contract. Commitments under home equity lines expire ten years after the date the loan closes and are secured by real estate. The Bank evaluates each customer's credit worthiness on a case-by-case basis.

Mortgage loan commitments not reflected in the accompanying statements at December 31, 2004 include $11,537,000 at fixed rates ranging from 4.5% to 8.0% and $6,651,000 at rates ranging from prime plus 1% to prime plus 1.5%.

Lines of credit are loan commitments to individuals and companies as long as there is no violation of any condition established in the contract. Lines of credit have a fixed expiration date. The Bank evaluates each customer's credit worthiness on a case-by-case basis.

**Note 3 - Loans Receivable - Continued**

The Bank has entered into several agreements to sell mortgage loans to third parties. These agreements contain limited provisions that require the Bank to repurchase a loan if the loan becomes delinquent within the terms specified by the agreement. The credit risk involved in these financial instruments is essentially the same as that involved in extending loan facilities to customers. No amount has been recognized in the statement of financial condition at December 31, 2004 and 2003 as a liability for credit loss.

**Note 4 - Premises and Equipment**

Premises and equipment are summarized by major classification as follows:

| | December 31, | | Estimated |
|---|---|---|---|
| | 2004 | 2003 | Useful Lives |
| | (dollars in thousands) | | |
| Land | $1,924 | $1,924 | - |
| Building | 2,290 | 1,931 | 39 Years |
| Leasehold improvements | 592 | 574 | 15-27.5 Years |
| Furniture, fixtures and equipment | 2,052 | 1,759 | 3-10 Years |
| Construction in progress | 2,023 | 711 | - |
| Total at cost | 8,881 | 6,899 | |
| Accumulated depreciation | (1,877) | (1,572) | |
| | $7,004 | $5,327 | |

Depreciation expense for the years ended December 31, 2004, 2003 and 2002 was $329,000, $291,000, and $260,000, respectively.

HS West, LLC is constructing a building in Annapolis, Maryland to serve as the Corporation's administrative headquarters. A branch office will be included. To date, HS West, LLC has incurred approximately $3,122,000 of costs, which are included in land and construction in progress above. The total cost is expected to be approximately $20,700,000 before interior fit-out, with completion expected in February 2006. Interest capitalized during the year ended December 31, 2004 and 2003 was $53,000 and $39,000, respectively. There was no interest capitalized during 2002.

The Bank and a subsidiary are obligated under long-term leases for their administrative offices. The minimum annual rental payments are as follows:

| Years Ended December 31, (in thousands) | |
|---|---|
| 2005 | $99 |
| 2006 | 85 |
| 2007 | 60 |
| 2008 | 60 |
| 2009 | 60 |
| Thereafter | 35 |

**Note 4 - Premises and Equipment - Continued**

Homeowners Title and Escrow Corporation and Louis Hyatt, Inc. are also obligated under a month-to-month lease with no obligation to renew, but they anticipate that they will continue to do so.

Total rent expense was $108,000, $78,000, and $65,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

**Note 5 - Investment in Federal Home Loan Bank of Atlanta Stock**

The Bank is required to maintain an investment in the stock of the Federal Home Loan Bank of Atlanta ("FHLB") in an amount equal to at least 1% of the unpaid principal balances of the Bank's residential mortgage loans or 1/20 of its outstanding advances from the FHLB, whichever is greater. Purchases and sales of stock are made directly with the FHLB at par value.

**Note 6 - Deposits**

Deposits in the Bank as of December 31, 2004 and 2003 consisted of the following:

| | 2004 | | 2003 | |
|---|---|---|---|---|
| Category | Amount | Percent | Amount | Percent |
| | (dollars in thousands) | | | |
| NOW accounts | $4,872 | 0.92% | $8,610 | 2.06% |
| Money market accounts | 131,014 | 24.85% | 152,413 | 36.31% |
| Passbooks | 18,198 | 3.45% | 19,191 | 4.57% |
| Certificates of deposit | 356,447 | 67.58% | 226,902 | 54.06% |
| Non-interest bearing accounts | 16,882 | 3.20% | 12,610 | 3.00% |
| Total deposits | $527,413 | 100.00% | $419,726 | 100.00% |

**Note 6 - Deposits - Continued**

At December 31, 2004 scheduled maturities of certificates of deposit are as follows:

| | Amount |
|---|---|
| | (dollars in thousands) |
| One year or less | $231,089 |
| More than 1 year to 2 years | 79,172 |
| More than 2 years to 3 years | 26,707 |
| More than 3 years to 4 years | 12,062 |
| More than 4 years to 5 years | 7,376 |
| More than 5 years | 41 |
| | $356,447 |

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $131,870,000 and $57,879,000 at December 31, 2004 and 2003, respectively.

Interest expense on deposits is summarized as follows:

| | For Years Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| | (dollars in thousands) | | |
| NOW accounts | $59 | $65 | $75 |
| Money market accounts | 2,350 | 2,596 | 2,854 |
| Passbooks | 283 | 336 | 556 |
| Certificates of deposit | 8,600 | 7,964 | 8,815 |
| | $11,292 | $10,961 | $12,300 |

## Note 7 - Federal Home Loan Bank Advances

The Bank's credit availability under the FHLB of Atlanta's credit availability program was $210,422,000 and $134,688,000 at December 31, 2004 and 2003, respectively. Advances outstanding were $89,000,000 and $65,000,000 at December 31, 2004 and 2003, respectively. The maturities of these advances at December 31, 2004 are as follows (dollars in thousands):

| Description | Rate | Amount | Maturity |
|---|---|---|---|
| FHLB advances | 4.52% | 2,000 | 2005 |
| FHLB advances | 2.99% to 3.24% | 10,000 | 2006 |
| FHLB advances | 2.89% to 4.01% | 15,000 | 2007 |
| FHLB advances | 3.33% | 5,000 | 2008 |
| FHLB advances | 3.09% | 5,000 | 2009 |
| FHLB advances | 2.57% to 4.48% | 52,000 | Thereafter |
| | | $89,000 | |

The Bank's stock in the Federal Home Loan Bank of Atlanta is pledged as security for the advances and under a blanket floating lien security agreement with the Federal Home Loan Bank of Atlanta. The Bank is required to maintain as collateral for its advances, qualified home mortgage loans in an amount equal to 175% of the advances.

## Note 8 - Subordinated Debentures

Bancorp has a non-consolidated subsidiary trust, Severn Capital Trust I, of which 100% of the common equity is owned by Bancorp. The trust was formed for the purpose of issuing corporation-obligated mandatorily redeemable capital securities (the capital securities) to third-party investors and investing the proceeds from the sale of such capital securities solely in subordinated debt securities of Bancorp (the debentures). The debentures held by the trust are the sole assets of the trust. Distributions on the capital securities issued by the trust are payable quarterly at a rate per annum equal to the interest rate being earned by the trust on the debentures held by the trust. The capital securities are subject to mandatory redemption, in whole or in part, upon repayment of the debentures. Bancorp has entered into an agreement which, taken collectively, fully and unconditionally guarantees the capital securities subject to the terms of the guarantee. The debentures held by Severn Capital Trust I are first redeemable, in whole or in part, by the Bancorp on January 7, 2010.

The subordinated debentures from Bancorp to the trust consist of a $20,619,000 note, which is at a floating rate of interest of LIBOR plus 200 basis points, and matures in 2035.

$17,000,000 of the proceeds from Bancorp's issuance of the debentures was contributed to the Bank, and qualifies as Tier 1 capital for the Bank under Federal Reserve Board guidelines.

**Note 9 – Employee Benefit Plans**

The Bank had a Supplemental Executive Retirement Plan covering selected officers, and elected to terminate the plan in January 2005. The plan was funded by Bank owned life insurance policies, of which the Bank was the beneficiary. The amount of cost recognized for the years ended December 31, 2004, 2003 and 2002 was $12,000 per year.

The Bank has a 401(k) Retirement Savings Plan. Employees may contribute a percentage of their salary up to a maximum of $13,000 for 2004. The Bank is obligated to contribute 50% of the employee's contribution, not to exceed 6% of the employee's annual salary. All employees who have completed one year of service with the Bank are eligible to participate. The Bank's contribution to this plan was $104,000, $79,000 and $93,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

The Bank has an Employee Stock Ownership Plan ("ESOP") for the exclusive benefit of participating employees. The Bank recognized ESOP expense of $140,000 for each of the years ended December 31, 2004, 2003 and 2002.

**Note 10- Minority Interest**

Minority interest represented the equity attributable to that portion of a consolidated subsidiary (Severn Preferred Capital Corporation) that was owned by parties independent of the Corporation.

Severn Preferred Capital Corporation issued 200,002 shares of preferred stock at $20.00 per share, which were acquired by independent parties. The Bank purchased all of the outstanding common stock. Severn Preferred Capital Corporation liquidated effective January 31, 2005.

**Note 11- Stockholders' Equity**

In November, 2004, the Corporation's Board of Directors declared a 2-for-1 stock split in the form of a 100% stock dividend, which was effective for shares outstanding as of December 15, 2004 and was distributed December 30, 2004. All per share data in the accompanying financial statements and all share and per share data in the footnotes (except for the stock option disclosures below) have been adjusted to give retroactive effect to this transaction.

**Note 11- Stockholders Equity - Continued**

The Bank's Stock Option Plan ("Plan") provided for the granting of options to acquire common stock to directors and key employees. Option prices were equal to or greater than fair market value of the common stock at the date of the grant. The Bank granted options to purchase 156,000 shares, of which all have been exercised as of December 31, 2003.

The following table summarizes the status of and changes in the Bank's stock option plan.

| | Shares | Weighted Average Exercise Price |
|---|---|---|
| Outstanding at December 31, 2001 | 105,000 | $5.59 |
| Exercised in 2002 | 85,500 | 5.62 |
| Forfeited in 2002 | 1,500 | 5.50 |
| Outstanding at December 31, 2002 | 18,000 | 5.50 |
| Exercised in 2003 | 16,500 | 5.50 |
| Forfeited in 2003 | 1,500 | 5.50 |
| Outstanding at December 31,2003 | - | $ - |

As of December 31, 2004, there were 144,000 options available to be granted under the Plan.

**Note 12- Regulatory Matters**

The Bank is required to maintain an average daily balance with the Federal Reserve Bank in a non-interest bearing account. The amount in such account at December 31, 2004 was $300,000.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by the regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

**Note 12- Regulatory Matters - Continued**

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) and risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2004, the most recent notification from the regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios are also presented in the table.

The following table presents the Bank's capital position based on the financial statements.

| | Actual | | For Capital Adequacy Purposes | | To Be Well Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | % | Amount | % | Amount | % |
| | | | (dollars in thousands) | | | |
| December 31, 2004 | | | | | | |
| Tangible (1) | $73,572 | 10.5% | $10,521 | 1.50% | N/A | N/A |
| Tier I capital (2) | 73,572 | 13.4% | N/A | N/A | $33,023 | 6.00% |
| Core (1) | 73,572 | 10.5% | 28,056 | 4.00% | 35,070 | 5.00% |
| Risk-weighted (2) | 79,419 | 14.4% | 44,031 | 8.00% | 55,039 | 10.00% |
| December 31, 2003 | | | | | | |
| Tangible (1) | $49,569 | 9.2% | $8,095 | 1.50% | N/A | N/A |
| Tier I capital (2) | 49,569 | 12.0% | N/A | N/A | $24,692 | 6.00% |
| Core (1) | 49,569 | 9.2% | 21,588 | 4.00% | 26,984 | 5.00% |
| Risk-weighted (2) | 54,314 | 13.2% | 32,923 | 8.00% | 41,154 | 10.00% |

(1) To adjusted total assets.
(2) To risk-weighted assets.

**Note 12- Regulatory Matters - Continued**

The Corporation has no significant source of income other than dividends from the Bank. As a result, the Corporation's dividends will depend primarily upon receipt of dividends from the Bank.

OTS regulations limit the payment of dividends and other capital distributions by the Bank. The Bank is able to pay dividends during a calendar year without regulatory approval to the extent of the greater of (i) an amount which will reduce by one-half its surplus capital ratio at the beginning of the year plus all its net income determined on the basis of generally accepted accounting principles for that calendar year or (ii) 75% of net income for the last four calendar quarters.

The Bank is restricted in paying dividends on its stock to the greater of the restrictions described in the preceding paragraph, or an amount that would reduce its stockholders' equity below its regulatory capital requirement, or the accumulated bad debt deduction.

The Bank was allowed a special bad debt deduction at various percentages of otherwise taxable income for various years effectively through December 31, 1987. If the amounts which qualified as deductions for federal income tax purposes prior to December 31, 1987 are later used for purposes other than to absorb loan losses, including distributions in liquidations, they will be subject to federal income tax at the then current corporate rate. Retained earnings at December 31, 2003 and 2002 include $482,000, for which no provision for federal income tax has been provided.

## Note 13- Income Taxes

The income tax provision consists of the following for the years ended December 31:

| | For Years Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| | (dollars in thousands) | | |
| Current | | | |
| Federal | $6,420 | $6,436 | $4,869 |
| State | 1,430 | 1,325 | 1,079 |
| | 7,850 | 7,761 | 5,948 |
| Deferred | | | |
| Federal | 343 | (152) | (227) |
| State | 65 | (34) | (50) |
| | 408 | (186) | (277) |
| Total income tax provision | $8,258 | $7,575 | $5,671 |

The amount computed by applying the statutory federal income tax rate to income before federal taxes is greater than the taxes provided for the following reasons:

| | 2004 | | 2003 | | 2002 | |
|---|---|---|---|---|---|---|
| | Amount | Percent of Pretax Income | Amount | Percent of Pretax Income | Amount | Percent of Pretax Income |
| | (dollars in thousands) | | | | | |
| Statutory Federal income tax rate | $7,416 | 35.0% | $6,616 | 35.0% | $4,971 | 34.0% |
| State tax net of Federal income tax benefit | 972 | 4.6% | 840 | 4.4% | 689 | 4.7% |
| Other adjustments | (130) | (0.6%) | 119 | 0.6% | 11 | 0.1% |
| | $8,258 | 39.0% | $7,575 | 40.0% | $5,671 | 38.8% |

**Note 13- Income Taxes - Continued**

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003 are presented below:

| | 2004 | 2003 |
|---|---|---|
| | (dollars in thousands) | |
| Deferred Tax Assets: | | |
| Allowances for losses | $2,341 | $1,864 |
| Reserve for uncollected interest | 11 | 4 |
| Total deferred tax assets | 2,352 | 1,868 |
| Deferred Tax Liabilities: | | |
| Federal Home Loan Bank stock dividends | (82) | (80) |
| Other | (66) | (5) |
| Accelerated depreciation | (519) | (506) |
| Total deferred tax liabilities | (667) | (591) |
| Net deferred tax assets | $1,685 | $1,277 |

**Note 14- Related Party Transactions**

During the years ended December 31, 2004, 2003 and 2002, the Bank engaged in the transactions described below with parties that may be deemed affiliated.

Two subsidiaries rent property from a director of the Bank. Rent paid on these properties was $59,000, $49,000 and $39,000 for 2004, 2003 and 2002, respectively.

A director of the Bank is a member of a law firm that represents the Bank in certain legal matters. The fees for services rendered by that firm were $129,000, $167,000 and $162,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Management believes that the terms in the above mentioned transactions were no less favorable to the Bank than the terms that would have been obtained in transactions with non-affiliated persons or entities.

**Note 15- Disclosure About Fair Value of Financial Instruments**

The estimated fair values of the Bank's financial instruments are summarized below. The fair values of a significant portion of these financial instruments are estimates derived using present value techniques prescribed by the FASB and may not be indicative of the net realizable or liquidation values. Also, the calculation of estimated fair values is based on market conditions at a specific point in time and may not reflect current or future fair values.

The carrying amount is a reasonable estimate of fair value for cash, federal funds, interest-bearing deposits in other banks, accrued interest receivable, and accrued interest payable due to the short-term nature of these instruments. Fair value is based upon market prices quoted by dealers for investment securities and estimates using bid prices published in financial newspapers for mortgage backed securities. The carrying amount of Federal Home Loan Bank of Atlanta stock is a reasonable estimate of fair value. Loans receivable were discounted using a single discount rate, comparing the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. These rates were used for each aggregated category of loans as reported on the Office of Thrift Supervision Quarterly Report. The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered on deposits of similar remaining maturities.

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business, including loan commitments. The loan commitments were a blended rate based on the relative risk of the properties involved and the lines of credit are at adjustable rates.

**Note 15- Disclosure About Fair Value of Financial Instruments - Continued**

The estimated fair values of the Bank's financial instruments are as follows:

| | December 31, 2004 | | December 31, 2003 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| | (dollars in thousands) | | | |
| Financial Assets | | | | |
| Cash, interest bearing deposits in other banks and Federal funds sold | $18,038 | $18,038 | $8,426 | $8,426 |
| Investment securities | 9,955 | 9,814 | 12,721 | 12,616 |
| FHLB stock | 5,083 | 5,083 | 3,250 | 3,250 |
| Loans held for sale | 6,654 | 6,654 | 3,175 | 3,175 |
| Loans receivable, net | 650,313 | 552,389 | 502,851 | 457,887 |
| Accrued interest receivable | 3,339 | 3,339 | 2,702 | 2,702 |
| Financial Liabilities | | | | |
| Deposits | $527,413 | $527,678 | $419,726 | $421,557 |
| FHLB advances | 89,000 | 85,810 | 65,000 | 63,595 |
| Accrued interest payable | 166 | 166 | 70 | 70 |
| Off Balance Sheet Commitments | $ - | $ - | $ - | $ - |

**Note 16- Condensed Financial Information (Parent Company Only)**

Information as to the financial position of Severn Bancorp, Inc. as of December 31, 2004 and 2003 and results of operations and cash flows for each of the years ended December 31, 2004, 2003 and 2002 is summarized below.

| | December 31, | |
|---|---|---|
| | 2004 | 2003 |
| | (dollars in thousands) | |
| Statements of Financial Condition | | |
| Cash | $3,485 | $464 |
| Equity in net assets of subsidiaries: | | |
| Bank | 73,543 | 45,569 |
| Non-Bank | 3,512 | 3,266 |
| Other assets | 732 | 51 |
| Total assets | $81,272 | $49,350 |
| Subordinated debentures | $20,619 | $- |
| Other liabilities | 499 | 380 |
| Total liabilities | 21,118 | 380 |
| Stockholders' equity | 60,154 | 48,970 |
| Total liabilities and stockholders' equity | $81,272 | $49,350 |

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| | (dollars in thousands) | | |
| Statements of Income | | | |
| Dividends received from subsidiaries | $1,747 | $1,410 | $987 |
| General and administrative expenses | 159 | 95 | 138 |
| Income before income taxes and equity in undistributed net income of subsidiaries | 1,588 | 1,315 | 849 |
| Income tax benefit | 44 | 19 | 56 |
| Equity in undistributed net income of subsidiaries | 11,299 | 9,995 | 8,043 |
| Net income | $12,931 | $11,329 | $8,948 |

## Note 16- Condensed Financial Information (Parent Company Only) - Continued

Statements of Cash Flows

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| | (dollars in thousands) | | |
| Cash Flows from Operating Activities: | | | |
| Net income | $12,931 | $11,329 | $8,948 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Equity in undistributed earnings of subsidiaries | (11,299) | (9,995) | (8,043) |
| Increase in other assets | (602) | (38) | (2) |
| Increase in other liabilities | 119 | 124 | 58 |
| Tax benefit of exercised options | - | - | 130 |
| Cash provided by operating activities | 1,149 | 1,420 | 1,091 |
| Cash Flows from Investing Activities: | | | |
| Investment in subsidiaries | (17,000) | - | (588) |
| Cash Flows from Financing Activities: | | | |
| Dividends paid on capital stock | (1,747) | (1,410) | (986) |
| Proceeds from issuance of subordinated debentures | 20,619 | - | - |
| Proceeds from exercise of options | - | 91 | 480 |
| Cash provided by (used in) financing activities | 18,872 | (1,319) | (506) |
| Increase (Decrease) in cash and cash equivalents | 3,021 | 101 | (3) |
| Cash and cash equivalents at beginning of year | 464 | 363 | 366 |
| Cash and cash equivalents at end of year | $3,485 | $464 | $363 |

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**Note 17- Quarterly Financial Data (Unaudited)**

Summarized unaudited quarterly financial data for the year ended December 31, 2004 is as follows:

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| | (dollars in thousands, except per share data) | | | |
| Interest income | $10,032 | $10,702 | $11,411 | $12,474 |
| Interest expense | 3,167 | 3,402 | 3,804 | 4,258 |
| Net interest income | 6,865 | 7,300 | 7,607 | 8,216 |
| Provision for loan losses | 250 | 300 | 350 | 300 |
| Net interest income after provision for loan losses | 6,615 | 7,000 | 7,257 | 7,916 |
| Other income | 754 | 1,115 | 928 | 815 |
| Other expense | 2,492 | 2,798 | 2,846 | 3,075 |
| Income before income tax provision | 4,877 | 5,317 | 5,339 | 5,656 |
| Income tax provision | 1,848 | 2,091 | 2,059 | 2,260 |
| Net income | $3,029 | $3,226 | $3,280 | 3,396 |
| Per share data: | | | | |
| Earnings – basic | $.36 | $.39 | $.40 | $.41 |
| Earnings – diluted | $.36 | $.39 | $.40 | $.41 |

Summarized unaudited quarterly financial data for the year ended December 31, 2003 is as follows:

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| | (dollars in thousands, except per share data) | | | |
| Interest income | $8,863 | $9,172 | $9,460 | $9,592 |
| Interest expense | 3,137 | 3,106 | 3,065 | 3,033 |
| Net interest income | 5,726 | 6,066 | 6,395 | 6,559 |
| Provision for loan losses | 225 | 225 | 225 | 225 |
| Net interest income after provision for loan losses | 5,501 | 5,841 | 6,170 | 6,334 |
| Other income | 1,165 | 1,318 | 1,321 | 870 |
| Other expense | 2,121 | 2,603 | 2,469 | 2,423 |
| Income before income tax provision | 4,545 | 4,556 | 5,022 | 4,781 |
| Income tax provision | 1,838 | 1,759 | 1,935 | 2,043 |
| Net income | $2,707 | $2,797 | $3,087 | $2,738 |
| Per share data | | | | |
| Earnings – basic | $.32 | $.33 | $.36 | $.33 |
| Earnings – diluted | $.32 | $.33 | $.36 | $.32 |

**Exhibit 10.1**

## DESCRIPTION OF DIRECTORS AND NAMED EXECUTIVE OFFICERS COMPENSATION

In accordance with the "Frequently Asked Questions" bulletin posted by the staff of the Division of Corporation Finance of the Securities and Exchange Commission on November 23, 2004 on the Securities and Exchange Commission's website, we are disclosing the following information that the Securities and Exchange Commission may deem to be material definitive agreements with our directors and executive officers.

The Company does not compensate its directors. Each director of the Company is also a director of the Bank. Meetings of the directors of the Company are held immediately before or after meetings of the directors of the Bank. In 2004, directors of the Bank received $1,500 per meeting of the Board of Directors attended in 2004. Additionally, each non-employee member of a committee of the Board of Directors of the Bank received a fee ranging between $500 - $650 per committee meeting. A total of $138,945 in the year ended December 31, 2004 was paid as directors' fees and committee fees for the Bank

We have not entered into employment agreements with any of executive officers, who are employed on an at-will basis. In 2005, the Bank's executive officers will earn the annual base salaries set forth opposite their names below and will be entitled to a bonus, if any, as determined by the Compensation Committee:

| Name | Title | 2005 Salary |
|---|---|---|
| Alan J. Hyatt | President and Chief Executive Officer | $250,000 |
| Melvin E. Meekins, Jr. | Executive Vice President | $298,000 |
| S. Scott Kirkley | Senior Vice President, Secretary and Treasurer | $208,000 |
| Cecelia Lowman | Chief Financial Officer | $148,000 |

The executive officers are entitled to participate in the Bank's 401(k) Plan and in an Employee Stock Ownership Plan, and previously participated in a Supplemental Executive Retirement Plan, which was terminated effective December 31, 2004. The Bank makes a matching contribution of 50% of each executive officer's 401(k) Plan contribution up to 6% of such executive officer's salary, and an additional non-matching contribution at the discretion of the Board of Directors.

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**EXHIBIT 10.2**

# SEVERN BANCORP, INC.
# STOCK OPTION AND INCENTIVE PLAN

1. Purpose of the Plan.

The purpose of this Severn Bancorp, Inc. Stock Option and Incentive Plan (the "Plan") is to advance the interests of the Company through providing select key Employees and Directors of the Bank, the Company, and their Affiliates with the opportunity to acquire Shares. By encouraging such stock ownership, the Company seeks to attract, retain and motivate the best available personnel for positions of substantial responsibility and to provide additional incentive to Directors and key Employees of the Company or any Affiliate to promote the success of the business.

2. Definitions.

As used herein, the following definitions shall apply.

(a) "Affiliate" shall mean any "parent corporation" or "subsidiary corporation" of the Company, as such terms are defined in Section 424 (c) and (f), respectively, of the Code, and any other subsidiary corporations of a parent corporation of the Company.

(b) "Agreement" shall mean a written agreement entered into in accordance with Section 5(c).

(c) "Bank" shall mean Severn Savings Bank, FSB.

(d) "Board" shall mean the Board of Directors of the Company.

(e) "Code" shall mean the Internal Revenue Code of 1986, as amended.

(f) "Committee" shall mean the Stock Option Committee appointed by the Board in accordance with Section 5(a) hereof.

(g) "Common Stock" shall mean the common stock, par value $.01 per share, of the Company.

(h) "Company" shall mean Severn Bancorp, Inc.

(i) "Continuous Service" shall mean the absence of any interruption or termination of service as an Employee or Director of the Company or an Affiliate. Continuous Service shall not be considered interrupted in the case of sick leave, military leave, or any other leave of absence approved by the Company or in the case of transfers between payroll locations of the Company or between the Company, an Affiliate, or a successor.

(j) "Control" shall mean the ownership, control, or power to vote ten percent (10%) or more of the voting stock of the Company or otherwise control in any manner the election or appointment of a majority of the Board. "Change in Control" shall mean: (i) the sale of all, or a material portion, of the assets of the Company; (ii) a merger or recapitalization in the Company whereby the Company is not the surviving entity; (iii) an Acquisition by which a person becomes a Controlling Shareholder within the meaning of 12 C.F.R. Part 574 or as otherwise defined by the Office of Thrift Supervision, or any successor agency or regulation thereto; or (vi) the acquisition, directly or indirectly, of the beneficial ownership (within the meaning of that term as it is used in Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder) of ten percent (10%) or more of the outstanding voting securities of the Company by any person, entity, or group; provided, however, that a change in Control of the Company shall not include the acquisition or disposition of securities of the Company by any person in Control of the Company at the time of the adoption of this Plan and shall not include any subsequent acquisition or disposition of the securities of the Company by any person owned or Controlled by, or under common Control with, a person in Control of the Company at the time of the adoption of this Plan. This definition shall not apply to the purchase of Shares by underwriters in connection with a public offering of securities of the Company, or the purchase of shares of up to 25% of any class of securities of the Company by a tax-qualified employee stock benefit plan as defined in 12 C.F.R. §563b.2(a)(39). The term "person" refers to an individual or a corporation, partnership, trust, association, joint venture, pool, sole proprietorship, unincorporated organization, syndicate, or any other form of entity not listed. The decision of the Committee as to whether a change in Control has occurred shall be conclusive and binding.

(k) "Director" shall mean any member of the Board, and any member of the board of directors of any Affiliate that the

Board has by resolution designated as being eligible for participation in this Plan.

(l) "Disinterested Person" shall mean any member of the Board who, at the time discretion under the Plan is exercised, is a "disinterested person" within the meaning of Rule 16b-3 promulgated pursuant to the Exchange Act.

(m) "Effective Date" shall mean the date specified in Section 14 hereof.

(n) "Employee" shall mean any person employed by the Company, the Bank, or an Affiliate who is an employee for federal tax purposes.

(o) "Exercise Price" shall mean the price per Optioned Share at which an option may be exercised.

(p) "ISO" means an option to purchase Common Stock that meets the requirements set forth in the Plan, and which is intended to be and is identified as an "incentive stock option" within the meaning of section 422 of the Code.

(q) "Market Value" shall mean the fair market value of the Common Stock, as determined under Section 7(b) hereof.

(r) "Non-ISO" means an option to purchase Common Stock that meets the requirements set forth in the Plan but which is not intended to be and is not identified as an ISO.

(s) "Option" means an ISO and/or a Non-ISO.

(t) "Optioned Shares" shall mean Shares subject to an Option granted pursuant to this Plan.

(u) "Participant" shall mean any key Employee or other person who receives an Option pursuant to the Plan.

(v) "Plan" shall mean this Severn Bancorp, Inc., Stock Option and Incentive Plan.

(w) "Rule 16b-3"" shall mean Rule 16b-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, or any successor regulation thereto.

(x) "Share" shall mean one share of Common Stock.

3. Term of the Plan and Options.

(a) Term of the Plan. The Plan shall continue in effect for a term of 10 years from the Effective Date or the date the Plan is adopted by the Board (whichever period ends earlier), unless sooner terminated pursuant to Section 16 hereof. No Option shall be granted under the Plan after such 10 year term.

(b) Term of Options. The term of each Option granted under the Plan shall be established by the Committee, but shall not exceed 10 years; provided, however, that in the case of an Employee who owns Shares representing more than 10% of the outstanding Common Stock at the time an ISO is granted, the term of such ISO shall not exceed five years, subject to the provisions of Section 8(c) hereof.

4. Shares Subject to the Plan.

Except as otherwise required by the provisions of Section 11 hereof, the aggregate number of shares deliverable pursuant to Options shall not exceed 75,000 Shares. Such Shares may either be authorized but unissued Shares or Shares held in treasury. If any Options should expire, become unexercisable, or be forfeited for any reason without having been exercised or becoming vested in full, the optioned Shares shall, unless the Plan shall have been terminated, be available for the grant of additional Options under the Plan.

5. Administration of the Plan.

(a) Composition of the Committee. The Plan shall be administered by the Committee, which shall consist of not less than 3 members of the Board who are Disinterested Persons. Members of the Committee shall serve at the pleasure of the Board. In the absence at any time of a duly appointed committee, the Plan shall be administered by those members of the Board who are Disinterested Persons.

(b) Powers of the Committee. Except as limited by the express provisions of the Plan or by resolutions adopted by the Board, the Committee shall have sole and complete authority and discretion, subject to compliance with applicable regulations (i) to select Participants and grant Options, (ii) to determine the form and content of Options to be issued in the form of Agreements under the Plan, (iii) to interpret the Plan, (iv) to prescribe, amend and rescind rules and regulations relating to the Plan, and (v) to make other determinations necessary or advisable for the administration of the Plan. The Committee shall have and may exercise such other power and authority as may be delegated to it by the Board from time to time. A majority of the entire Committee shall constitute a quorum and the actions of a majority of the members present at any meeting at which a quorum is present, or acts approved in writing by a majority of the Committee without a meeting, shall be deemed the action of the Committee.

(c) Agreement. Each Option shall be evidenced by a written agreement containing such provisions as may be approved by the Committee. Each such Agreement shall constitute a binding contract between the Company and the Participant, and every Participant, upon acceptance of such Agreement, shall be bound by the terms and restrictions of the Plan and of such Agreement. The terms of each such Agreement shall be in accordance with the Plan, but each Agreement may include such additional provisions and restrictions determined by the Committee, in its discretion, subject to compliance with applicable regulations, provided that such additional provisions and restrictions are not inconsistent with the terms of the Plan. In particular, the Committee shall set forth in each Agreement (i) the Exercise Price of an option, (ii) the number of Shares subject to, and the expiration date of, the Option, (iii) the manner, time, and rate (cumulative or otherwise) of exercise or vesting of such Option, (iv) the restrictions, if to be placed upon such option, or upon Shares which may be issued upon exercise of such option, and (v) whether the Option is ended to be an ISO or a Non-ISO.

The Chairman of the Committee and such other Directors and officers as shall be designated by the Committee are hereby authorized to execute Agreements on behalf of the Company and to cause them to be delivered to the recipients of Options.

(d) Effect of the Committee's Decisions. All decisions, determinations and interpretations of the Committee shall be final persons affected thereby.

(e) Indemnification. In addition to such other rights of indemnification as they may have, the members Of the Committee shall be indemnified by the Company in connection with any claim, action, suit, or proceeding relating to any action taken or failure to act under or in connection, with the Plan or any Option, granted hereunder to the full extent provided for under the Company's Articles of Incorporation and Bylaws with respect to the indemnification of Directors.

6. Grant of Options.

(a) General Rule. On and after the Effective Date, key Employees and Non-Employee Directors shall be eligible to receive discretionary grants of Options (or other Options) pursuant to the Plan; provided that such grant shall not be made to an Employee or Non-Employee Director whose Continuous Service terminates on or before the date of grant.

(b) The Option granted to the optionee hereunder (i) shall become vested and exercisable in accordance with the Agreement regarding such option, (ii) shall have a term of not more than 10 years from the date of the option, and (iii) shall be subject to the general rule set forth in Section 8(c) with respect to the effect of an optionee's termination of Continuous Service on the Optionee's right to exercise his or her options.

(c) Special Rules for ISOs.

(1) The option granted to the optionee hereunder (i) shall become vested and exercisable, on a cumulative basis, with respect to 20% of the Optioned Shares upon each of the first five anniversary dates of the date of grant, provided that vesting shall not occur on a particular date if the Optionee's Continuous Service has terminated on or before such date and (ii) shall have a term not to exceed 10 years from the date of the option.

(2) The aggregate Market Value, as of the date the Option is grated, of the Shares with respect to which ISOs are exercisable for the first time by an Employee during any calendar year (under all incentive stock option plans, as defined in Section 422 of the Code, of the Company or any present or future Parent or Subsidiary of the Company) shall not exceed $100,000. Notwithstanding the foregoing, the Committee may grant Options in excess of the foregoing limitations, in which case such options granted in excess of such limitation shall be options which are Non-ISOs.

7. Exercise Price for Options.

(a) Limits on Committee Discretion. The Exercise Price as to any particular option shall not be less than 100% of the Market Value of the Optioned Shares on the date of grant without taking into account any restrictions on the optioned Shares. In the case of an Employee who owns Shares representing more than 10% of the Company's outstanding Shares of Common

Stock at the time an ISO is granted, the Exercise Price shall not be less than 110% of the Market Value of the Optioned Shares at the time the ISO is granted.

(b) Standards for Determining Exercise Price. If the Common Stock is listed on a national securities exchange (including the Nasdaq National Market or Small Cap System) on the date in question, then the Market Value per Share shall be the average of the highest and lowest selling price on such exchange on such date, or if there were no sales on such date, then the Exercise Price shall be the mean between the bid and asked price on such date. If the Common Stock is traded otherwise than on a national securities exchange on the date in question, then the market value per Share shall be the mean between the bid and asked price on such date, or, if there is no bid and asked price on such date, then on the next prior business day on which there was a bid and asked price. If no such bid and asked price is available, then the Market Value per Share shall be its fair market value as determined by the Committee, in its sole and absolute discretion.

8. Exercise of Options.

(a) Generally. Subject to (e) below, any option granted hereunder shall be exercisable at such times and under such conditions as shall be permissible under the terms of the Plan and of the Agreement granted to a Participant. An Option may not be exercised for a fractional Share.

(b) Procedure for Exercise. A Participant may exercise options, subject to provisions relative to its termination and limitations on its exercise, only by (1) written notice of intent to exercise the Option with respect to a specified number of Shares, and (2) payment to the Company (contemporaneously with delivery of such notice) in cash, in Common Stock, or a combination of cash and Common Stock, of the amount of the Exercise Price for the number of Shares with respect to which the Option is then being exercised. Each such notice (and payment where required) shall be delivered, or mailed by prepaid registered or certified mail, addressed to the Treasurer of the Company at the Company's executive offices. Common Stock utilized in full or partial payment of the Exercise Price for options shall be valued at its Market value at the date of exercise.

(c) Period of Exercisability. Except to the extent, otherwise provided in more restrictive terms of an Agreement, an option may be exercised by a Participant only with respect to the vested portion of such option and only while a Participant is an Employee or Director that has maintained Continuous Service from the date of the grant of the Option, or within 3 months after termination of such Continuous Service (but not later than the date on which the Option would otherwise expire), except if the Employee's or Director's Continuous Service terminates by reason of:

(1) "Just Cause" which for purposes hereof shall have the meaning set forth in any unexpired employment agreement between the Participant and the Bank and/or the Company (and, in the absence of any such agreement, shall mean termination because of the Employee's or Director's personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule or regulation (other than traffic violations or similar offenses) or final cease and desist order, then the Participant's rights to exercise such Option shall expire on the date of such termination;

(2) death, then all Options of the deceased Participant shall become immediately exercisable and may be exercised within 2 years from the date of his death (but not later than the date on which the option would otherwise expire) by the personal representatives of his estate or person or persons to whom his rights under such Option shall have passed by will or by laws of descent and distribution.

(3) Permanent and Total Disability (as such term is defined in Section 22(e)(3) of the Code), then all Options of the disabled participant shall become immediately exercisable and may be exercised within 1 year from the date of such Permanent and Total Disability, but not later than the date on which the option would otherwise expire.

(d) Effect of the Committee's Decisions. The Committee's determination whether a Participant's Continuous Service has ceased, and the effective date thereof, and conclusive on all persons affected thereby.

(e) Vesting of all options shall cease immediately upon the termination of employment or directorship of an optionee. The vesting schedule for ISOs set forth in Section 6(c)(1) of this Plan is the most rapid vesting permitted under the Plan for ISOs, except in the case of death or disability (which shall be governed by Sections 8(c)(2) and (3) above) or a change in Control (which shall be governed by Section 10).

9. Grants of Options to Non-Employee Directors

(a) Automatic Grants. Notwithstanding any other provisions of this Plan, each Director who is not an employee but is a Director on the Effective Date shall receive, on said date, Non-ISOs to purchase 4,000 Shares. Such Non-ISOs shall have an Exercise Price per Share equal to the market value of a Share on the date of grant.

Each Director who joins the Board after the Effective Date and who is not then an Employee shall be eligible to receive, on the date of joining the Board, a discretionary grant of Non-ISOs in accordance with Section 6 of the Plan, at an Exercise Price per Share equal to the market Value on the date of grant.

(b) Terms of Exercise. Options received under the provisions of this Section may be exercised in accordance with Section 8 above.

10. Change in Control.

All outstanding options shall become immediately exercisable in the event of a change in Control of the Company, as determined by the Committee in its sole discretion. In the event of a change in Control, the Committee and the Board of Directors, at their discretion, will take one or a combination of the following actions to be effective as of the date of such change in Control:

(1) provide that such options shall be assumed, or equivalent options shall be substituted ("Substitute options") by the acquiring or succeeding corporation (or an Affiliate thereof), provided that (a) any such Substitute Option exchanged for ISOs shall meet the requirements of Section 424(a) of the Code, and (b) the shares of stock issuable upon the exercise of such Substitute option shall constitute securities registered in accordance with the Securities Act of 1933, as amended ("Securities Act"), or such securities shall be exempt from such registration in accordance with Sections 3(a)(2) or 3(a)(5) of the Securities Act, or

(2) provide that the Participants will receive upon the consummation of the change in Control transaction a cash payment for each option surrendered equal to the difference

between (1) the Market Value of the consideration to be received for each share of common Stock in the change in Control transaction times the number of Shares subject to a surrendered Option, and (2) the aggregate exercise price of such surrendered Options. Options to which the Committee or the Board has determined to provide a cash payment in lieu of the option pursuant to this section shall be and become, upon the change in Control the right to receive the cash payment only and shall cease to be an Option.

The individual agreements concerning options under this Plan or other agreements between Participants and the Company, the Bank, or any Affiliate thereof, may provide restrictions on options in the case of a change in Control in order to avoid adverse tax results under Section 280G and/or Section 4999 of the Code.

11. Effect of Changes in Common Stock Subject to the Plan.

(a) Recapitalization Stock Splits, Etc. The number and kind of Shares reserved for issuance under the Plan, and the number and kind of shares subject to outstanding options, and the Exercise Price thereof, shall be proportionately adjusted for any increase, decrease, change, or exchange of Shares for a different number or kind of shares or other securities of the Company which results from a merger, consolidation, recapitalization, reorganization, reclassification, stock dividend, split-up, combination of shares, or similar event in which the number or kind of Shares is changed without the receipt or payment of consideration by the Company.

(b) Special Rule for ISOs. Any adjustment made pursuant to subsection (a) hereof shall be made in such a manner as not to constitute a modification, within the meaning of Section 424(h) of the Code, of outstanding ISOs.

(c) Conditions and Restrictions on New, Additional, or Different Shares or Securities. If, by reason of any adjustment made pursuant to this Section, a Participant becomes entitled to new, additional, or different shares of stock or securities, such new, additional, or different shares of stock or securities shall thereupon be subject to all of the conditions and restrictions that were applicable to the Shares pursuant to the option before the adjustment was made.

(d) Other Issuances. Except as expressly provided in this Section, the issuance by the Company or an Affiliate of shares of stock of any class, or of securities convertible into Shares or stock of another class, for cash or property or for labor or services either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, shall not affect, and no adjustment shall be made with respect to, the number, class or Exercise Price of Shares then subject to Options or reserved for issuance under the Plan.

12. Non-Transferability of Options.

Options may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent and distribution, or pursuant to the terms of a "qualified domestic relations order" (within the meaning of Section 414(p) of the Code and the regulations and rulings thereunder). An option may be exercised only by a Participant, the Participant's personal representative, or a permitted transferee.

13. Time of Granting Options.

The date of grant of an option shall, for all purposes, be the later of the date on which the Committee makes the determination of granting such option, and the Effective Date. Notice of the determination shall be given to each Participant to whom an option is so granted within a reasonable time after the date of such grant.

14. Effective Date.

The Plan shall become effective immediately upon its approval by the Board; provided, however, that the plan shall be approved by a favorable vote of stockholders owning at least a majority of the Shares cast at a meeting duly held in accordance with the applicable laws within 12 months of the adoption of the Plan by the Board. If such approval of stockholders is not obtained within 12 months of the adoption of the Plan, the Plan shall continue in existence, however, all ISOs granted pursuant to the Plan shall become Non-ISOs.

15. Modification of Options.

At any time, and from time to time, the board may authorize the Committee to direct execution of an instrument providing for the modification of any outstanding option, provided no such modification shall confer on the holder of said Option any right or benefit which could not be conferred on such person by the grant of a new Option at such time, or impair the option without the consent of the holder of the option.

16. Amendment and Termination of the Plan.

The Board may from time to time amend the terms of the Plan, subject to compliance with applicable regulations, and, with respect to any Shares at the time not subject to options, suspend or terminate the Plan; provided that the provisions of Section 9 may not be amended more than once every six months (other than to comport with changes in the Code, the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder).

Shareholder approval must be obtained for any amendment of the Plan that would change the number of Shares subject to the Plan (except in accordance with Section 12 above), change the category of persons eligible to be Participants, or materially increase the benefits under the Plan.

No amendment, suspension or termination of the Plan shall, without the consent of any affected holders of an option, alter or any rights or obligations under any option theretofore granted.

17. Conditions upon Issuance of Shares.

(a) Compliance with Securities Laws. Shares of Common Stock shall not be issued with respect to any option unless the issuance and delivery of such Shares shall comply with all relevant provisions of law, including, without limitation, the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder, any applicable state securities law, and the requirements of any stock exchange upon which the Shares may then be listed. The Plan is intended to comply with Rule 16b-3, and any provision of the Plan which the Committee determines in its sole and absolute discretion to be inconsistent with said Rule shall, to the extent of such inconsistency, be inoperative and null and void, and shall not affect the validity of the remaining provisions of the Plan.

(b) Special Circumstances. The inability of the Company to obtain approval from any regulatory body or authority deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder shall relieve the Company of any liability in respect of the non-issuance or sale of such Shares. As a condition to the exercise of an option the

Company may require the person exercising the option to make such representations and warranties as may be necessary to assure the availability of an exemption from the registration requirements of federal or state securities law.

(c) Committee Discretion. The Committee shall have the discretionary authority, subject to compliance with applicable regulations, to impose in Agreements such restrictions on Shares as it may deem appropriate or desirable, including but not limited to the authority to impose a right of first refusal or to establish repurchase rights or both of these restrictions.

18. Reservation of Shares.

The Company, during the term of the Plan, will reserve and keep available a number of Shares sufficient to satisfy the requirements of the Plan.

19. Withholding Tax.

The Company's obligation to deliver Shares upon exercise of options shall be subject to the Participant's satisfaction of all applicable federal, state, and local income and employment tax withholding obligations. The Committee, in its discretion, may permit the Participant to satisfy the obligation, in whole or in part, by irrevocably electing to have the company withhold Shares, or to deliver to the Company Shares that the Participant already owns, having a value equal to the amount required to be withheld. The value of Shares to be withheld, or delivered to the Company, shall be based on the Market Value of the Shares on the date the amount of tax to be withheld is to be determined. As an alternative, the Company may retain, or sell without notice, a number of such Shares sufficient to cover the amount required to be withheld.

20. No Employment or Other Rights.

In no event shall an Employee's or Director's eligibility to participate or participation in the Plan create or be deemed to create any legal or equitable right of the Employee, Director, or any other party to continue service with the Company, the Bank, or any Affiliate of such corporations. Except to the extent provided in Section 9(a), no Employee or Director shall have a right to be granted an option or, having received an option the right to again be granted an option. However, an

Employee or Director who has been granted an Option may, if otherwise eligible, be granted an additional option or Options.

21. Governing Law.

The Plan shall be governed by and construed in accordance with the laws of the State of Maryland, except to the extent that federal law shall be deemed to apply.

**Exhibit 31.1**

## Certification of Principal Executive Officer

I, Alan J. Hyatt, certify that:

1) I have reviewed this annual report on Form 10-K of Severn Bancorp, Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3) Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4) The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) [intentionally omitted]

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and;

5) The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

Date: March 15, 2005

/s/ Alan J. Hyatt
President and Chief Executive Officer

**Exhibit 31.2**

## Certification of Principal Financial Officer

I, Cecelia Lowman, certify that:

1) I have reviewed this annual report on Form 10-K of Severn Bancorp, Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3) Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4) The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) [intentionally omitted]

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and;

5) The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

Date: March 15, 2005

/s/ Cecelia Lowman
Chief Financial Officer

**Exhibit 32**

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2003 (Section 1350 of Chapter 63 of Title 18 of the United States Code), each of the undersigned officers of Severn Bancorp, Inc. (the "Company") does hereby certify with respect to the Annual Report of the Company on Form 10-K for the period ended December 31, 2004 (the "Report") that:

(1) This Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and result of operations of the Registrant.

SEVERN BANCORP, INC.

Date: March 15, 2005

/s/ Alan J. Hyatt
Alan J. Hyatt, President, Chief Executive Officer
and Chairman of the Board
(Principal Executive Officer)

Date: March 15, 2005

/s/ Cecelia Lowman
Cecelia Lowman, Chief Financial Officer
(Principal Financial and Accounting Officer)

[This page left blank intentionally]

# SHAREHOLDER INFORMATION

## Board of Directors

*Alan J. Hyatt*
Chairman of the Board

*Louis DiPasquale, Jr.*
Motel Owner/Operator

*Melvin Hyatt*
Annapolis Housing Authority
City of Annapolis

*Melvin E. Meekins, Jr.*
Executive Vice President
of Severn Bancorp, Inc.

*S. Scott Kirkley*
Secretary/Treasurer
of Severn Bancorp, Inc.

*Ronald P. Pennington*
Retired investor

*T. Theodore Schultz*
President Schultz and Co., Inc.
Accounting and tax practice

*Keith Stock*
President
Mastercard Advisors

*Albert W. Shields*
Vice President of Sales for the Northeast Region of HD Builder Solutions Group, a division of The Home Depot

## Investor Relations

S. Scott Kirkley
Severn Bancorp, Inc.
1919-A West Street
Annapolis, MD 21401
Phone: (410) 268-4554
skirkley@severn.hpwsb.com

## Corporate Officers

*Alan J. Hyatt*
President and
Chief Executive Officer

*Cecelia Lowman*
Chief Financial Officer

*Melvin E. Meekins, Jr.*
Executive Vice President

*S. Scott Kirkley*
Senior Vice President

## Corporate Headquarters

1919-A West Street
Annapolis, MD 21401
Phone: (410) 268-4554
Toll free: (800) 752-5854
Fax: (410) 841-6296

## Internet Address

www.severnbank.com

## Branch Locations

*Annapolis Branch*
1917 West Street
Annapolis, MD 21401
Phone: (410) 268-4554

*Glen Burnie Branch*
413 Crain Highway, S.E.
Glen Burnie, MD 21061
Phone: (410) 768-6900

*Edgewater Branch*
3083 Solomons Island Road
Edgewater, MD 21037
Phone: (410) 956-3700

## Independent Auditors

Beard Miller Company LLP
7621 Fitch Lane
Baltimore, MD 21236

## General Counsel

Hyatt, Peters & Weber, LLP
1919 West Street
Annapolis, MD 21401

## SEC Counsel

Blank Rome, LLP
600 New Hampshire Ave., NW
Washington, D.C. 20037

## Stock Exchange Listing

The common stock of Severn Bancorp, Inc. is traded on the NASDAQ Small Cap market under the symbol "SVBI"

## Transfer Agent and Registrar

*Registrar and Transfer Company*
10 Commerce Drive
Cranford, NJ 01016
Attn: Investor Relations
Phone: (800) 368-5948

## Annual Meeting

The Annual Meeting of stockholders will be held on April 21, 2005 at 7:30 P.M. at the Radisson Hotel, 210 Holiday Court, Annapolis, MD 21401

**Severn Bancorp, Inc.**

*1919A West Street, P.O. Box 6679*
*Annapolis, MD 21401*
*410-268-4554*
*www.severnbank.com*